FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


For the month of  May                                                2003
                  --------------------------------------        --------------


                               Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                     Form 40-F  X
                       ------------                    ---------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                           No  X
                 --------------                 ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                                DOCUMENT INDEX

  Document                                                            Page No.
  --------                                                            -------

     1.      Chairman's letter to shareholders dated May 29,             4
             2003 together with (i) U.S. GAAP financial statements and accompanying notes prepared in US dollars for the quarter and six months ended
             March 31, 2003; (ii) Canadian GAAP financial statements and accompanying notes prepared in US dollars for the quarter and six months ended
             March 31, 2003; (iii) Management's Discussion and Analysis of Financial Condition and Results of Operations - quarter and six months ended
             March 31, 2003; and (iv) Press release dated
             April 24, 2003 reporting financial results for the quarter and six months ended March 31, 2003.

     2.      News Release dated May 5, 2003 ("HENNIGAN,                 52
             BENNETT & DORMAN SIMPLIFIES EMAIL DISCOVERY
             WITH HUMMINGBIRD ENTERPRISE(TM) 5.0")

     3.      News Release dated May 13, 2003 ("NORTHERN                 56
             COLORADO WATER AGENCY LETS THE INFORMATION FLOW
             WITH HUMMINGBIRD ENTERPRISE(TM) FOR ESRI")

     4.      News Release dated May 14, 2003 ("HUMMINGBIRD              59
             WINS BEST SOLUTIONS AWARD AT GOVERNMENT
             TECHNOLOGY CONFERENCE (GTC) WEST 2003")

     5.      News Release dated May 27, 2003 ("HUMMINGBIRD              62
             ANNOUNCES EXECUTIVE WEB SEMINAR SERIES:
             GENERATING REVENUE WITH AN ENTERPRISE
             INFORMATION MANAGEMENT SYSTEM (EIMS)")

     6.      News Release dated May 29, 2003 ("AKIN GUMP                65
             STRAUSS HAUER & FELD LLP PURCHASES HUMMINGBIRD
             ENTERPRISE(TM) 5 TO ADVANCE KNOWLEDGE,
             DOCUMENT AND EMAIL MANAGEMENT")

                                                                    Document 1

[HUMMINGBIRD LOGO OMITTED]

                                                      Hummingbird Ltd.
                                                      1 Sparks Avenue
                                                      Toronto, Ontario M2H 2W1
                                                      Canada
                                                      Tel. (416) 496-2200
                                                      Fax (416) 496-2207


May 29, 2003


Dear Hummingbird Shareholder:

SECOND QUARTER AND SIX MONTHS ENDED MARCH 31, 2003

We enclose the following information for the quarter and six months ended March 31, 2003:

     o U.S. GAAP financial statements and accompanying notes prepared in US dollars;

     o Canadian GAAP financial statements and accompanying notes prepared in US dollars;

     o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

     o Press release dated April 24, 2003 reporting our financial results for the above periods.


We thank you for your continued interest and support.


Sincerely,



/s/ Fred Sorkin
Fred Sorkin
Chairman and Chief Executive Officer

Encl.

                                                                     U.S. GAAP














            Interim Unaudited Consolidated Financial Statements of

                               HUMMINGBIRD LTD.


                  Quarter and Six Months ended March 31, 2003



HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                   U.S. GAAP
(thousands of U.S.$)

                                                                                     As at               As at
                                                                                   March 31           September 30
                                                                                     2003                2002
                                                                                     ----                ----
                                                                                  (Unaudited)          (Audited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                   $      88,307            $     96,553
  Short-term investments                                                             21,937                  23,171
  Accounts receivable                                                                53,560                  52,902
  Unbilled receivables                                                                1,212                     786
  Income taxes recoverable                                                           11,317                   9,426
  Inventory                                                                             547                     496
  Prepaid expenses                                                                    3,622                   3,253
  Other receivables                                                                   4,699                   2,377
--------------------------------------------------------------------------------------------------------------------

                                                                                    185,201                 188,964
OTHER ASSETS                                                                          3,312                   2,655
FIXED  ASSETS                                                                        12,175                  12,041
INTANGIBLES                                                                         151,380                 147,289

--------------------------------------------------------------------------------------------------------------------
                                                                              $     352,068           $     350,949
--------------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
  Accounts payable                                                            $       9,329           $       6,821
  Accrued liabilities                                                                16,187                  15,425
  Current portion of other long-term liabilities                                        102                     175
  Deferred revenue                                                                   48,079                  41,763
--------------------------------------------------------------------------------------------------------------------

                                                                                     73,697                  64,184
DEFERRED INCOME TAXES                                                                14,120                  13,908
OTHER LONG-TERM LIABILITIES                                                             324                     373
--------------------------------------------------------------------------------------------------------------------
                                                                                     88,141                  78,465
--------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,666,803 common at March 31, 2003
                           and 18,307,438 at September 30, 2002                     165,441                 171,040
ADDITIONAL PAID-IN CAPITAL                                                            3,510                   3,510
RETAINED EARNINGS                                                                    95,906                  98,864
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                   (930)                   (930)
--------------------------------------------------------------------------------------------------------------------

                                                                                    263,927                 272,484
--------------------------------------------------------------------------------------------------------------------

                                                                              $     352,068           $     350,949
--------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                         Six Months Ended
                                                                                             March 31
                                                                                     2003                     2002
                                                                                     ----                     ----
                                                                                 (Unaudited)             (Unaudited)

Retained earnings, beginning of period                                        $      98,864           $      101,778
Premium on shares repurchased                                                        (6,740)                       -
Net income (loss) for the period                                                      3,782                   (1,046)
---------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                              $      95,906           $      100,732
---------------------------------------------------------------------------------------------------------------------



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                    U.S. GAAP
(thousands of U.S.$, except share data)

                                                                         Three Months Ended               Six Months Ended
                                                                               March 31                        March 31
                                                                       2003              2002            2003              2002
                                                                       ----              ----            ----              ----
                                                                           (Unaudited)                         (Unaudited)

SALES                                                              $      47,021     $    46,073      $    91,097     $   90,175
COST OF SALES                                                              3,923           4,020            7,772          8,185
---------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                              43,098          42,053           83,325         81,990
---------------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                     19,991          19,344           38,927         37,574
  Research and development                                                 9,123           8,809           17,789         17,577
  General and administration                                               4,899           4,964            9,740         10,299
  Restructuring and other charges                                              -               -                -          7,324
  Amortization of intangibles                                              4,390           7,487            8,795         14,974
  In-process research and development expense                              1,050               -            1,050              -
---------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                            39,453          40,604           76,301         87,748
---------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE THE UNDERNOTED                                        3,645           1,449            7,024         (5,758)

INTEREST AND OTHER INCOME, NET                                               513             494            1,031          1,118
---------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                          4,158           1,943            8,055         (4,640)
INCOME TAX EXPENSE (RECOVERY)                                              2,380          (2,737)           4,273         (3,594)
---------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                                  $       1,778     $     4,680      $     3,782     $   (1,046)

---------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE                                    $        0.10     $      0.26      $      0.21     $    (0.06)
---------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE                                  $        0.10     $      0.25      $      0.21     $    (0.06)
---------------------------------------------------------------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                              17,858          18,303           18,016         18,302
---------------------------------------------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                    17,955          18,526           18,151         18,302
---------------------------------------------------------------------------------------------------------------------------------
RECONCILIATION TO CANADIAN GAAP
NET INCOME (LOSS), U.S. GAAP                                       $       1,778     $     4,680      $     3,782     $   (1,046)
Amortization of intangibles                                                 (579)         (1,675)          (2,529)        (3,350)
In-process research and development expense                                1,050               -            1,050              -
Income taxes                                                                 212             730              937          1,575
---------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS), Canadian GAAP                                   $       2,461     $     3,735      $     3,240     $   (2,821)
---------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE, Canadian GAAP                     $        0.14     $      0.20      $      0.18     $    (0.15)
---------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE, Canadian GAAP                   $        0.14     $      0.20      $      0.18     $    (0.15)
---------------------------------------------------------------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP                     17,858          18,303           18,016         18,302
---------------------------------------------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP                     17,955          18,526           18,151         18,302
---------------------------------------------------------------------------------------------------------------------------------



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                U.S. GAAP
(thousands of U.S.$)

                                                                     Three Months Ended                Six Months Ended
                                                                         March 31                          March 31
                                                                    2003              2002            2003             2002
                                                                    ----              ----            ----             ----
                                                                          (Unaudited)                     (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income (loss)                                               $      1,778     $    4,680      $      3,782      $    (1,046)
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                          4,390          7,487             8,795           14,974
    In-process research and development expense                          1,050              -             1,050                -
    Deferred income taxes                                               (1,146)        (1,132)           (2,186)          (4,287)
    Depreciation                                                           970          1,362             2,032            2,938
  Changes in operating assets and liabilities:
    Accounts receivable                                                 (1,388)         5,729             1,725            9,617
    Unbilled receivables                                                  (287)          (762)             (306)            (365)
    Income taxes recoverable                                             2,274         (3,147)           (2,063)         (11,720)
    Inventory                                                              (52)            33               (51)             222
    Prepaid expenses and other assets                                     (259)          (405)             (811)             740
    Other receivables                                                      280           (261)             (382)             285
    Accounts payable                                                     1,497           (362)            1,081             (915)
    Accrued liabilities                                                 (1,555)        (2,846)             (230)          (1,843)
    Deferred revenue                                                     2,767          1,080             4,241            1,078
---------------------------------------------------------------------------------------------------------------------------------
                                                                        10,319         11,456            16,677            9,678
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments, net                                            (14,816)             -             1,234                -
Acquisition of subsidiaries - net of cash acquired                     (11,915)             -           (11,915)               -
Additions to fixed assets                                                 (974)          (690)           (1,781)          (1,540)
Proceeds on sale of land                                                     -            880                 -              880
---------------------------------------------------------------------------------------------------------------------------------

                                                                       (27,705)           190           (12,462)            (660)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  (Repayment of) increase in other long-term liabilities                   (80)           (75)             (122)             232
  Shares repurchased                                                    (6,797)             -           (13,228)               -
  Issuance of shares                                                         5            112               889              119
---------------------------------------------------------------------------------------------------------------------------------
                                                                        (6,872)            37           (12,461)             351
---------------------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                       (24,258)        11,683            (8,246)           9,369
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         112,565         91,189            96,553           93,503
---------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                          $     88,307     $  102,872      $     88,307      $   102,872
---------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                   $         11     $        7      $         24      $        20
  Income taxes paid                                                      2,571          1,545             9,837           12,419
  Interest received                                                        383            204               723              441



                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States of America with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2002.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     c)  Recent Accounting Pronouncement

         Intangibles

         In July 2001, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", which are effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the pooling-of-interests method no longer be used. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, there is no amortization of goodwill included in amortization expense for the three months ended and six months ended March 31, 2003. See the below table for the impact on the prior comparative periods.

         Following the recommendations of SFAS No. 142, a two-step process for testing the impairment of goodwill must be performed. The first step will test the goodwill for impairment and the second step, if required, will measure the impairment. During the quarter, the Company completed the first step and determined that there was no impairment of the recorded goodwill. As a result, the second step was not required.

         SFAS No. 142 also requires that an annual impairment test date be selected where the two-step process will be performed on an annual basis. The Company has chosen August 1 as the date for this annual impairment test, and will repeat the two-step process as of this date.

                                                                     U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         The following table presents the impact on the net income (loss) and on the basic and diluted earnings (loss) per share for the three and six months ended March 31, 2003 and 2002, of the requirement to eliminate the amortization of goodwill under SFAS No. 142 as if the standard had been in effect beginning October 1, 2001:

                                                           Three months ended           Six months ended
                                                                March 31                    March 31
         -----------------------------------------------------------------------------------------------------
                                                            2003         2002          2003          2002
         -----------------------------------------------------------------------------------------------------
         Net income (loss) - reported                    $   1,778     $ 4,680      $  3,782     $    (1,046)
         Amortization of goodwill                               -        2,773             -           5,546
         -----------------------------------------------------------------------------------------------------
         Net income (loss) - adjusted                    $   1,778     $ 7,453      $  3,782     $     4,500
         =====================================================================================================

         Basic earnings (loss) per share - reported      $    0.10     $ 0.26       $   0.21     $     (0.06)
         -----------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - reported    $    0.10     $ 0.25       $   0.21     $     (0.06)
         -----------------------------------------------------------------------------------------------------

         Basic earnings (loss) per share - adjusted      $    0.10     $ 0.41       $   0.21     $      0.25
         -----------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - adjusted    $    0.10     $ 0.40       $   0.21     $      0.25
         -----------------------------------------------------------------------------------------------------


2.       ACQUISITIONS

         Fiscal 2003 Acquisitions

         On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. (herein referred to as "Legal Key"). On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. (herein referred to as "Key Automation/Dispro").

         Legal Key, based in New York, New York, was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

         Key Automation/Dispro, based in the Netherlands, were privately held distributors and integrators of document management solutions. Key Automation/Dispro were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

         Under the terms of these acquisitions, the Company paid cash of $4,400 for Legal Key and $9,074 for Key Automation/Dispro. In addition, the Company may be required to make a contingent payment, in cash, to Legal Key of up to $1,600 subject to interest accrued annually at 1 1/2 %, and to Key Automation/Dispro of up to $1,070 (1,000 Euro), based on the agreed upon financial performance of these entities in calendar years 2003 and 2004. Any future payments in connection with these acquisitions will be accounted for as goodwill. The Company incurred direct transaction costs of $499 for these acquisitions.

                                                                     U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


         The following table summarizes the estimated fair value of assets acquired and liabilities assumed:

                                                              Key Autom-
                                              Legal Key       ation/Dispro        Total
---------------------------------------------------------------------------------------------
    Current assets                           $ 2,998            $ 3,490         $  6,488
    Fixed assets                                 178                206              384
    Liabilities                               (3,355)            (3,479)          (6,834)
    Intangibles:
       Acquired technology                     2,224              2,245            4,469
       In-process research and development       809                241            1,050
       Non-competition agreements                599                905            1,504
       Trademark                                 295                -                295
       Goodwill                                  875              5,742            6,617
---------------------------------------------------------------------------------------------
                                             $ 4,623            $ 9,350         $ 13,973
---------------------------------------------------------------------------------------------

Consideration given:
    Cash                                     $ 4,400            $ 9,074         $ 13,474
    Transaction costs                            223                276              499
---------------------------------------------------------------------------------------------
                                             $ 4,623            $ 9,350         $ 13,973
---------------------------------------------------------------------------------------------


         The acquisitions were accounted for as purchase transactions in accordance with SFAS 141, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair value at the date of the acquisition. The results of operations of Legal Key and Key Automation/Dispro have been included in the Company's financial statements subsequent to the dates of acquisitions.

         Of the acquired intangible assets, $1,050, an estimate of the fair value of in-process research and development assets, was expensed at the date of acquisition. The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  6 years
         Non-competition agreements                           3 years
         Trademarks                                           5 years

         Goodwill recorded as a result of this transaction will not be amortized in accordance with SFAS No. 142 but will be tested for impairment annually as of August 1, as described in Note 1(c).

                                                                     U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


         Unaudited pro forma operating results for the Company, assuming the acquisition of Legal Key and Key Automation/Dispro had been made at the beginning of the periods presented, are as follows:

                                     Three Months Ended      Six Months Ended
                                           March 31              March 31
                                     2003        2002        2003        2002
         ----------------------------------------------------------------------
         Sales                     $ 48,298  $  48,142     $ 95,031   $ 96,524
         Net income                $    771  $   4,489     $  3,689   $    247
         ======================================================================
         Basic earning per share   $   0.04  $    0.25     $   0.20   $    0.01
         Diluted earning per share $   0.04  $    0.24     $   0.20   $    0.01
         ======================================================================

         These pro forma results have been prepared for comparative purposes only and may not be indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of fiscal 2003.

         Fiscal 2001 Acquisitions

         On July 23, 2001 the Company acquired 100% of the issued and outstanding shares of PeopleDoc Limited, a software development company located in Scotland, for a total consideration of $13,683. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

         The following table provides a summary of the integration costs relating to the acquisition:

                                                                        Employee
                                                                          Costs       Other         Total
         -----------------------------------------------------------------------------------------------
         Integration costs on acquisition                              $   284        $  121     $   405
         Amounts incurred/paid in the year 2001                           (244)            -        (244)
         -----------------------------------------------------------------------------------------------
         Balance as at September 30, 2001                                   40           121         161
         Amounts incurred/paid in the year 2002                            (40)         (105)       (145)
         -----------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                                   -             16          16
         Amounts incurred/paid in quarter ended December 31, 2002           -            (16)        (16)
         Balance as at December 31, 2002 and March 31, 2003            $              $    -     $     -
         -----------------------------------------------------------------------------------------------

                                                                     U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


3.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                                   Common Shares
                                                                        -------------------------------
                                                                            Issued                $
         -----------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                                    18,307,438     $  171,040
         Stock options exercised during the six months ended
         March 31, 2003 under Employee Stock Option Plan                         52,965            889
         Shares repurchased during the six months ended March 31, 2003         (693,600)        (6,488)
          ----------------------------------------------------------------------------------------------
         Balance as at March 31, 2003                                        17,666,803     $  165,441
         ===============================================================================================

         Shares Issued

         During the quarter ended March 31, 2003, the Company issued 383 common shares pursuant to the Employee Stock Option Plan for proceeds of $5 (quarter ended March 31, 2002 - 6,563 for $112).

         For the six months ended March 31, 2003, the Company issued 52,965 common shares pursuant to the Employee Stock Option Plan for proceeds of $889 (six months ended March 31, 2002 - 7,063 for $119).

         Share Repurchase Program

         On October 24, 2002, the Company announced that it had received approval to commence a normal course issuer bid ("Bid") for up to 1,000,000 of its common shares. The Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or NASDAQ Market Site, and all shares purchased under the Bid will be cancelled. The Bid commenced on October 29, 2002 and will terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

         During the quarter ended March 31, 2003 the Company repurchased and cancelled 375,800 shares at an average price of $18.09 per share for a total consideration of $6,797, which has been applied to reduce share capital and retained earnings by $3,519 and $3,278 , respectively.

         For the six months ended March 31, 2003 the Company repurchased and cancelled 693,600 shares at an average price of $19.07 per share for a total consideration of $13,228, which has been applied to reduce share capital and retained earnings by $6,488 and $6,740, respectively.

                                                                     U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


         Comprehensive Income (Loss)

         Comprehensive income (loss) was $1,778 and $3,782 for the three and six months ended March 31, 2003 and $4,680 and $(1,046) for the three and six months ended March 31, 2002, respectively.


4.       RESTRUCTURING AND OTHER CHARGES

         During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, the Board considered the changing market conditions, which have impacted the Company's sales and profitability since the beginning of 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made.

         As a result of this review, restructuring and other charges of $7,324 were recorded in the quarter ended December 31, 2001.

         o     Restructuring charges of $5,579 included:

            - employee separation costs of $4,083 associated with 206 separations.

            - charges of $1,307 relating to the discontinuance of certain non-core product lines, including write down of assets related thereto.

            - facility closure costs of $189, relating to a reduction in office space and related overheads.

         o     Other charges of $1,745 include:

            - asset write-downs of $250 relating to the write down of furniture, fixtures and equipment.

            - other costs of $1,495 for contract settlements and the write off of an amount receivable.

         The following table provides a summary of restructuring costs:

                                                       Employee     Discontinuance of    Redundant       Total
                                                        Costs       Non-core Products    Premises
         -----------------------------------------------------------------------------------------------------
         Restructuring charge                        $   4,083       $  1,307           $   189      $   5,579
         Amounts incurred/paid in 2002                  (3,697)             -              (142)        (3,839)
         Asset write downs                                   -         (1,157)                -         (1,157)
         -----------------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                  386            150                47            583
         -----------------------------------------------------------------------------------------------------
         Amounts incurred/paid in quarter ended
         December 31, 2002                                (102)          (150)              (47)          (299)
         Amounts incurred/paid in quarter ended
         March 31, 2003                                   (284)             -                 -           (284)
         -----------------------------------------------------------------------------------------------------
         Balance as at March 31, 2003                $       -        $     -            $    -      $       -
         =====================================================================================================

                                                                     U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


5.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to tax rates, the amount of deferred taxes which have been recorded at the rates previously in effect, are adjusted to reflect the new tax rates.

6.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period, which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months and six months ended March 31, 2003 and 2002:

        (thousands of shares)                                        Three Months            Six Months Ended
                                                                    Ended March 31               March 31
                                                                   2003       2002           2003        2002
        -------------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding              17,858   18,303          18,016       18,302
        Net effect of dilutive stock options                           97      223             135            -
        -------------------------------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding      17,955   18,526          18,151       18,302
        =======================================================================================================

         For the quarter ended March 31, 2003 there were 2,076,442 options (1,678,283 - quarter ended March 31, 2002) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the six months ended March 31, 2003 there were 2,062,837 options (all options - six months ended March 31, 2002) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

                                                                     U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------

7.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line

                                          Three months ended              Six months ended
                                              March 31                         March 31
                                           2003        2002               2003           2002
         -----------------------------------------------------------------------------------
         Hummingbird Connectivity      $  17,720   $   19,142        $  36,003    $  37,471
         Hummingbird Enterprise           29,301       26,931           55,094       52,704
         -----------------------------------------------------------------------------------
                                       $  47,021   $   46,073        $  91,097   $   90,175
         ===================================================================================


         Sales by country of origin

                                           Three months ended            Six months ended
                                              March 31                       March 31
                                           2003       2002             2003           2002
         -----------------------------------------------------------------------------------
          U.S.A                        $  24,737     $ 27,391      $   48,451    $   50,452
          Europe                          16,443       12,141          31,415        27,413
          Canada                           4,353        5,003           8,136         9,082
          Asia Pacific                     1,488        1,538           3,095         3,228
          ----------------------------------------------------------------------------------
                                       $  47,021     $ 46,073      $   91,097    $   90,175
          ==================================================================================


         Geographical distribution of sales by customer location


                                           Three months ended            Six months ended
                                              March 31                       March 31
                                           2003          2002            2003           2002
         -----------------------------------------------------------------------------------
         U.S.A.                         $  24,477       $ 27,407      $  47,753     $ 50,846
         Europe                            16,439         11,968         31,373       26,468
         Canada                             3,055          3,758          5,600        6,190
         Others                             3,050          2,940          6,371        6,671
         -----------------------------------------------------------------------------------
                                        $  47,021       $ 46,073      $  91,097     $ 90,175
         ===================================================================================


         Long-lived assets by country of origin

                                                  March 31,       September 30,
                                                       2003               2002
         -----------------------------------------------------------------------
         Fixed and other assets

              U.S.A                              $     3,751         $   5,322
              Canada                                   9,018             7,016
              Europe                                   2,301             1,982
              Asia Pacific                               417               376
         -----------------------------------------------------------------------
                                                      15,487            14,696
         Intangibles                                 151,380           147,289

         -----------------------------------------------------------------------
                                                 $   166,867         $ 161,985
         =======================================================================
         It is not practicable to allocate intangibles by country of origin.


8.       COMPARATIVE AMOUNTS

         Certain comparative figures have been reclassified in order to conform to the presentation adopted in the current period.

                                                                 CANADIAN GAAP





















            Interim Unaudited Consolidated Financial Statements of

                               HUMMINGBIRD LTD.


                  Quarter and Six Months ended March 31, 2003


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                            CANADIAN GAAP
(thousands of U.S.$)

                                                                                   As at                  As at
                                                                                  March 31            September 30
                                                                                   2003                   2002
                                                                                   ----                   ----
                                                                                (Unaudited)             (Audited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                  $         88,307      $          96,553
  Short-term investments                                                               21,937                 23,171
  Accounts receivable                                                                  53,560                 52,902
  Unbilled receivables                                                                  1,212                    786
  Income taxes recoverable                                                             11,317                  9,426
  Inventory                                                                               547                    496
  Prepaid expenses                                                                      3,622                  3,253
  Other receivables                                                                     4,699                  2,377
---------------------------------------------------------------------------------------------------------------------
                                                                                      185,201                188,964
OTHER ASSETS                                                                            3,312                  2,655
FIXED  ASSETS                                                                          12,175                 12,041
INTANGIBLES                                                                           131,723                128,703
---------------------------------------------------------------------------------------------------------------------
                                                                             $        332,411      $         332,363
---------------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
  Accounts payable                                                           $          9,329      $           6,821
  Accrued liabilities                                                                  16,187                 15,425
  Current portion of other long-term liabilities                                          102                    175
  Deferred revenue                                                                     48,079                 41,763
---------------------------------------------------------------------------------------------------------------------
                                                                                       73,697                 64,184
FUTURE INCOME TAXES                                                                    17,215                 17,532
OTHER LONG-TERM LIABILITIES                                                               324                    373
---------------------------------------------------------------------------------------------------------------------
                                                                                       91,236                 82,089
---------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,666,803 common at March 31, 2003
                           and 18,307,438 at September 30, 2002                       201,135                208,137
RETAINED EARNINGS                                                                      39,711                 41,808
CUMULATIVE TRANSLATION ADJUSTMENTS                                                        329                    329
---------------------------------------------------------------------------------------------------------------------
                                                                                      241,175                250,274
---------------------------------------------------------------------------------------------------------------------
                                                                             $        332,411      $         332,363
---------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                         Six Months Ended
                                                                                              March 31
                                                                                    2003                  2002
                                                                                    ----                  ----
                                                                               (Unaudited)            (Unaudited)

Retained earnings, beginning of period                                       $         41,808      $          48,206
Premium on shares repurchased                                                          (5,337)                     -
Net income (loss) for the period                                                        3,240                 (2,821)
---------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                             $         39,711      $          45,385
---------------------------------------------------------------------------------------------------------------------



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                              CANADIAN GAAP
(thousands of U.S.$, except share data)

                                                                      Three Months Ended              Six Months Ended
                                                                            March 31                       March 31
                                                                      2003            2002            2003             2002
                                                                      ----            ----            ----             ----
                                                                          (Unaudited)                     (Unaudited)

SALES                                                            $    47,021     $     46,073       $   91,097     $   90,175
COST OF SALES                                                          3,923            4,020            7,772          8,185
------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                          43,098           42,053           83,325         81,990
------------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                 19,991           19,344           38,927         37,574
  Research and development                                             8,598            8,809           16,739         17,577
  Investment tax credits                                                   -           (6,400)               -         (6,400)
  General and administration                                           4,899            4,964            9,740         10,299
  Restructuring and other charges                                          -                -                -          7,324
  Amortization of intangibles                                          4,969            9,162           11,324         18,324
------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                        38,457           35,879           76,730         84,698
------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE THE UNDERNOTED                                    4,641            6,174            6,595         (2,708)

INTEREST AND OTHER INCOME, NET                                           513              494            1,031          1,118

------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                      5,154            6,668            7,626         (1,590)
INCOME TAX EXPENSE (RECOVERY)                                          2,693            2,933            4,386          1,231

------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                $     2,461     $      3,735       $    3,240     $   (2,821)

------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE                                  $      0.14     $       0.20       $     0.18     $    (0.15)
------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE                                $      0.14     $       0.20       $     0.18     $    (0.15)
------------------------------------------------------------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                17,858           18,303           18,016         18,302
------------------------------------------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                17,955           18,526           18,151         18,302
------------------------------------------------------------------------------------------------------------------------------



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                       CANADIAN GAAP
(thousands of U.S.$)


                                                                        Three Months Ended               Six Months Ended
                                                                             March 31                         March 31
                                                                        2003            2002           2003            2002
                                                                        ----            ----           ----            ----
                                                                             (Unaudited)                   (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income (loss)                                                $     2,461    $    3,735       $    3,240      $   (2,821)
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                          4,969         9,162           11,324          18,324
    Future income taxes                                                 (1,358)       (1,862)          (3,123)         (5,862)
    Depreciation                                                           970         1,362            2,032           2,938
  Changes in operating assets and liabilities:
    Accounts receivable                                                 (1,388)        5,729            1,725           9,617
    Unbilled receivables                                                  (287)         (762)            (306)           (365)
    Income taxes recoverable                                             2,274        (3,147)          (2,063)        (11,720)
    Inventory                                                              (52)           33              (51)            222
    Prepaid expenses and other assets                                     (259)         (405)            (811)            740
    Other receivables                                                      280          (261)            (382)            285
    Accounts payable                                                     1,497          (362)           1,081            (915)
    Accrued liabilities                                                 (1,555)       (2,846)            (230)         (1,843)
    Deferred revenue                                                     2,767         1,080            4,241           1,078
------------------------------------------------------------------------------------------------------------------------------
                                                                        10,319        11,456           16,677           9,678
------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES

   Short-term investments, net                                         (14,816)            -            1,234               -
Acquisition of subsidiaries - net of cash acquired                     (11,915)            -          (11,915)              -
Additions to fixed assets                                                 (974)         (690)          (1,781)         (1,540)
Proceeds on sale of land                                                     -           880                -             880
------------------------------------------------------------------------------------------------------------------------------
                                                                       (27,705)          190          (12,462)           (660)
------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  (Repayment of) increase in other long-term liabilities                   (80)          (75)            (122)            232
  Shares repurchased                                                    (6,797)            -          (13,228)              -
  Issuance of shares                                                         5           112              889             119
------------------------------------------------------------------------------------------------------------------------------
                                                                        (6,872)           37          (12,461)            351
------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                       (24,258)       11,683           (8,246)          9,369
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         112,565        91,189           96,553          93,503
------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                           $    88,307    $  102,872       $   88,307      $  102,872
------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                    $        11    $        7       $       24      $       20
  Income taxes paid                                                      2,571         1,545            9,837          12,419
  Interest received                                                        383           204              723             441



                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles (GAAP) with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in Canada for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2002.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     c)  Recent Accounting Pronouncement

         Intangibles

         The Company follows the new Canadian accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook
         Section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after January 1, 2002. The adoption of Section 3062 eliminates the amortization of goodwill and intangible assets with indefinite lives, but will require an annual test for impairment of the unamortized carrying values. Accordingly, there is no amortization of goodwill included in amortization expense for the three months ended and six months ended March 31, 2003. See the below table for the impact on the prior comparative periods.

         Following the recommendations of Section 3062, a two-step process for testing the impairment of goodwill must be performed. The first step will test the goodwill for impairment and the second step, if required, will measure the impairment. During the quarter, the Company completed the first step and determined that there was no impairment of the recorded goodwill. As a result, the second step test was not required.

         Section 3062 also requires that an annual impairment test date be selected where the two-step process will be performed on an annual basis. The Company has chosen August 1 as the date for this annual impairment test, and will repeat the two-step process as of this date.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


         The following table presents the impact on the net income (loss) and on the basic and diluted earnings (loss) per share for the three months ended March 31, 2003 and 2002, of the requirement to eliminate the amortization of goodwill under Handbook Section 3062 as if the standard had been in effect beginning October 1, 2001:

                                                               Three months ended           Six months ended
                                                                    March 31                    March 31
         -----------------------------------------------------------------------------------------------------
                                                                2003         2002          2003          2002
         -----------------------------------------------------------------------------------------------------
         Net income (loss) - reported                       $   2,461      $ 3,735   $  3,240    $  (2,821)
         Amortization of goodwill                                   -        2,467         -         4,935
         -----------------------------------------------------------------------------------------------------
         Net income (loss) - adjusted                       $   2,461      $ 6,202   $  3,240    $   2,114
         =====================================================================================================

         Basic earnings (loss) per share - reported         $    0.14      $ 0.20    $   0.18    $   (0.15)
         -----------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - reported       $    0.14      $ 0.20    $   0.18    $   (0.15)
         -----------------------------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------
         Basic earnings (loss) per share - adjusted         $    0.14      $ 0.34    $   0.18    $    0.12
         -----------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - adjusted       $    0.14      $ 0.33    $   0.18    $    0.12
         -----------------------------------------------------------------------------------------------------


         Stock-based compensation and other stock-based payments

         Effective January 1, 2002, the Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

         As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, has included the required pro forma disclosure as if this method had been applied for options granted from October 1, 2002 onward. The Company continues to account for employee stock options by measuring the compensation cost as the excess, if any, of the market price of the common shares at the date of the grant over the granted price of the option.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         Had the Company applied a fair value based method for employee stock-based compensation, reported earnings per common share would have decreased to the pro forma amounts indicated below, for the following periods:

                                                   Three months      Six months
                                                      ended             ended
                                                     March 31         March 31
                                                       2003             2003
         -----------------------------------------------------------------------

         Net income - reported                      $  2,461         $ 3,240
         Stock-based compensation expense                141             141
         -----------------------------------------------------------------------
         Net income - pro forma                     $ 2,320          $ 3,099
         =======================================================================

         Basic earnings per share - reported        $  0.14          $  0.18
         -----------------------------------------------------------------------
         Diluted earnings per share - reported      $  0.14          $  0.18
         -----------------------------------------------------------------------

         Basic earnings per share - pro forma       $  0.13          $  0.17
         -----------------------------------------------------------------------
         Diluted earnings per share - pro forma     $  0.13          $  0.17
         -----------------------------------------------------------------------


         The fair value of the stock options used to compute the pro forma net income and earnings per share was the estimated fair value at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                   Three months      Six months
                                                      ended             ended
                                                     March 31         March 31
                                                       2003             2003
         -----------------------------------------------------------------------
         Expected dividend                            0.0%              0.0%
         Expected volatility                         46.4%             46.4%
         Risk-free interest rate                      4.0%              4.0%
         Expected option life in years                  4                 4
         Weighted average stock option
           fair value per option granted            $ 6.74            $ 8.22
         -----------------------------------------------------------------------

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


2.       ACQUISITIONS Legal KeyTotal Key Autom-ation/Dispro

         Fiscal 2003 Acquisitions

         On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. (herein referred to as "Legal Key"). On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. (herein referred to as "Key Automation/Dispro").

         Legal Key, based in New York, New York, was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

         Key Automation/Dispro, based in the Netherlands, were privately held distributors and integrators of document management solutions. Key Automation/Dispro were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

         Under the terms of these acquisitions, the Company paid cash of $4,400 for Legal Key and $9,074 for Key Automation/Dispro. In addition, the Company may be required to make a contingent payment, in cash, to Legal Key of up to $1,600 subject to interest accrued annually at 1 1/2 %, and to Key Automation/Dispro of up to $1,070 (1,000 Euro), based on the agreed upon financial performance of these entities in calendar years 2003 and 2004. Any future payments in connection with these acquisitions will be accounted for as goodwill. The Company incurred direct transaction costs of $499 for these acquisitions.

         The following table summarizes the estimated fair value of assets acquired and liabilities assumed:

                                                                          Key Autom-
                                                        Legal Key        ation/Dispro        Total
         ----------------------------------------------------------------------------------------------
            Current assets                             $ 2,998            $ 3,490          $ 6,488
            Fixed assets                                   178                206              384
            Liabilities                                 (3,678)            (3,564)          (7,242)
            Intangibles:
              Acquired technology                        2,224              2,245            4,469
              In-process research and development          809                241            1,050
              Non-competition agreements                   599                905            1,504
              Trademark                                    295                -                295
              Goodwill                                   1,198              5,827            7,025
         ----------------------------------------------------------------------------------------------
                                                       $ 4,623            $ 9,350         $ 13,973
         ==============================================================================================

         Consideration given:
            Cash                                       $ 4,400            $ 9,074         $ 13,474
            Transaction costs                              223                276              499
         ----------------------------------------------------------------------------------------------
                                                       $ 4,623            $ 9,350         $ 13,973
         ==============================================================================================

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


         The acquisitions were accounted for as purchase transactions in accordance with Handbook Section 1581, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair value at the date of the acquisition. The results of operations of Legal Key and Key Automation/Dispro have been included in the Company's financial statements subsequent to the dates of acquisitions.

         The intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  6 years
         In-process research and development                  6 years
         Non-competition agreements                           3 years
         Trademarks                                           5 years

         Goodwill recorded as a result of this transaction will not be amortized in accordance with Handbook Section 3062 but will be tested for impairment annually as of August 1, as described in Note 1(c).


         Fiscal 2001 Acquisitions

         On July 23, 2001 the Company acquired 100% of the issued and outstanding shares of PeopleDoc Limited, a software development company located in Scotland, for a total consideration of $13,683. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

         The following table provides a summary of the integration costs relating to the acquisition:

                                                                         Employee       Other         Total
                                                                           Costs
         ---------------------------------------------------------------------------------------------------
         Integration costs on acquisition                             $    284       $  121       $    405
         Amounts incurred/paid in the year 2001                           (244)           -           (244)
         ---------------------------------------------------------------------------------------------------
         Balance as at September 30, 2001                                   40          121            161
          Amounts incurred/paid in the year 2002                           (40)        (105)          (145)
         ---------------------------------------------------------------------------------------------------
         Balance as at December 31, 2002                                     -            -              -
         Amounts incurred/paid in quarter ended December 31, 2002            -          (16)           (16)
         ---------------------------------------------------------------------------------------------------
         Balance as at December 31, 2002 and March 31, 2003           $      -       $    -       $      -
         ---------------------------------------------------------------------------------------------------

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


3.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                                   Common Shares
                                                                            -----------------------------
                                                                                Issued             $
         ------------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                                      18,307,438     $ 208,137
         Stock options exercised in the six months ended
         March 31, 2003 under Employee Stock Option Plan                           52,965           889
         Shares repurchased during the six months ended March 31, 2003           (693,600)       (7,891)
         ------------------------------------------------------------------------------------------------
         Balance as at March 31, 2003                                          17,666,803     $ 201,135
         ================================================================================================

         Shares Issued

         During the quarter ended March 31, 2003, the Company issued 383 common shares pursuant to the Employee Stock Option Plan for proceeds of $5 (quarter ended March 31, 2002 - 6,563 for $112).

         For the six months ended March 31, 2003, the Company issued 52,965 common shares pursuant to the Employee Stock Option Plan for proceeds of $889 (six months ended March 31, 2002 - 7,063 for $119).

         Share Repurchase Program

         On October 24, 2002, the Company announced that it had received approval to commence a normal course issuer bid ("Bid") for up to 1,000,000 of its common shares. The Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or NASDAQ Market Site, and all shares purchased under the Bid will be cancelled. The Bid commenced on October 29, 2002 and will terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

         During the quarter ended March 31, 2003 the Company repurchased and cancelled 375,800 shares at an average price of $18.09 per share for a total consideration of $6,797, which has been applied to reduce share capital and retained earnings by $4,278 and $2,519, respectively.

         For the six months ended March 31, 2003 the Company repurchased and cancelled 693,600 shares at an average price of $19.07 per share for a total consideration of $13,228, which has been applied to reduce share capital and retained earnings by $7,891 and $5,337, respectively.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


4.       RESTRUCTURING AND OTHER CHARGES

         During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, the Board considered the changing market conditions, which have impacted the Company's sales and profitability since the beginning of 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made.

         As a result of this review, restructuring and other charges of $7,324 were recorded in the quarter ended December 31, 2001.

         o    Restructuring charges of $5,579 included:

              - employee separation costs of $4,083 associated with 206 separations.

              - charges of $1,307 relating to the discontinuance of certain non-core product lines, including write down of assets related thereto.

              - facility closure costs of $189, relating to a reduction in office space and related overheads.

         o    Other charges of $1,745 include:

              - asset write-downs of $250 relating to the write down of furniture, fixtures and equipment.

              - other costs of $1,495 for contract settlements and the write off of an amount receivable.

         The following table provides a summary of restructuring costs:

                                                     Employee      Discontinuance of     Redundant       Total
                                                      Costs       Non-core Products      Premises
         ----------------------------------------------------------------------------------------------------------
         Restructuring charge                      $    4,083      $  1,307             $    189      $   5,579

         Amounts incurred/paid in 2002                 (3,697)           -                  (142)        (3,839)

         Asset write downs                                  -        (1,157)                   -         (1,157)
         ----------------------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                 386           150                   47            583
         ----------------------------------------------------------------------------------------------------------
         Amounts incurred/paid in quarter ended
         December 31, 2002                               (102)         (150)                 (47)          (299)
         Amounts incurred/paid in quarter ended
         March 31, 2003                                  (284)            -                    -           (284)
         ----------------------------------------------------------------------------------------------------------
         Balance as at March 31, 2003              $       -       $      -             $      -      $       -
         ----------------------------------------------------------------------------------------------------------

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

5.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be received.

         Under generally accepted accounting principles, when changes are made to tax rates, the amount of future taxes which have been recorded at the rates previously in effect are adjusted to reflect the new tax rates.


6.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period, which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months and six months ended March 31, 2003 and 2002:

                                                                    Three months Ended      Six months Ended
                                                                          March 31             March 31
                                                                     2003        2002      2003         2002
        -----------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding              17,858     18,303     18,016      18,302
        Net effect of dilutive stock options                           97        223        135          -
        -----------------------------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding      17,955     18,526     18,151      18,302
        -----------------------------------------------------------------------------------------------------

         For the quarter ended March 31, 2003 there were 2,076,442 options (1,678,283 - quarter ended March 31, 2002) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the six months ended March 31, 2003 there were 2,062,837 options (all options - six months ended March 31, 2002) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and six months ended March 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


7.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line
                                           Three months ended          Six months ended
                                                 March 31                  March 31
                                            2003          2002         2003          2002
         ---------------------------------------------------------------------------------
         Hummingbird Connectivity     $   17,720        $19,142      $36,003      $37,471
         Hummingbird Enterprise            29,301        26,931       55,094       52,704
         ---------------------------------------------------------------------------------
                                      $   47,021        $46,073      $91,097     $ 90,175
         =================================================================================


         Sales by country of origin
                                        Three months ended          Six months ended
                                               March 31                  March 31
                                          2003          2002         2003          2002
         ---------------------------------------------------------------------------------
          U.S.A                       $   24,737      $ 27,391       $  48,451    $ 50,452
          Europe                          16,443        12,141          31,415      27,413
          Canada                           4,353         5,003           8,136       9,082
          Asia Pacific                     1,488         1,538           3,095       3,228
         ---------------------------------------------------------------------------------
                                      $   47,021      $ 46,073       $  91,097    $ 90,175
         =================================================================================


         Geographical distribution of sales by customer location

                                   Three months ended          Six months ended
                                          March 31                  March 31
                                     2003          2002         2003          2002
         ---------------------------------------------------------------------------------
         U.S.A.                 $   24,477      $ 27,407     $   47,753     $ 50,846
          Europe                     16,439        11,968         31,373       26,468
         Canada                      3,055         3,758          5,600        6,190
         Others                      3,050         2,940          6,371        6,671
         ---------------------------------------------------------------------------------
                                $   47,021      $ 46,073     $   91,097     $  90,175
         =================================================================================


         Long-lived assets by country of origin

                                              March 31,           September 30,
                                                   2003                   2002
         ---------------------------------------------------------------------
         Fixed and other assets

             U.S.A                            $   3,751             $   5,322
             Canada                               9,018                 7,016
             Europe                               2,301                 1,982
             Asia Pacific                           417                   376
         ---------------------------------------------------------------------
                                                 15,487                14,696
         Intangibles                            131,723               128,703
         ---------------------------------------------------------------------
                                             $  147,210             $ 143,399
         =====================================================================

         It is not practicable to allocate intangibles by country of origin.


8.       COMPARATIVE AMOUNTS

         Certain comparative figures have been reclassified in order to conform to the presentation adopted in the current period.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Quarter and Six Months ended March 31, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Forward-Looking Statements
The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

Overview
This MD&A should be read in conjunction with the Company's September 30, 2002 annual audited consolidated financial statements and notes, and the March 31, 2003 interim unaudited consolidated financial statements and notes. The Company reports its annual audited and interim unaudited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP").

The Company develops, manufactures and markets enterprise software solutions, with a strategic focus on the Hummingbird Enterprise product family. The Company currently generates more than half of its revenue from the sale of applications that integrate into the Hummingbird Enterprise product family, specifically, document and content management, records management, knowledge management, collaboration, data integration and business intelligence. The balance of the Company's sales are generated from the Hummingbird Connectivity software product that includes applications for accessing mission-critical back office applications and legacy data from Windows desktops.

Results of Operations in Accordance with U.S. GAAP

Three months ended March 31, 2003 compared with three months ended March 31,
2002


                                                        Quarter ended              Quarter ended                % change
(U.S. dollars in thousands, unaudited)                  March 31, 2003             March 31, 2002              from fiscal
---------------------------------------------------------------------------------------------------------      to  2002
                                                      Actual      % of Sales       Actual     % of Sales           2003
                                                   ---------------------------  -------------------------      ----------

Sales                                                $ 47,021         100%        $ 46,073         100%             2.1%
Cost of sales                                           3,923         8.3%           4,020         8.7%           (2.4%)
-------------------------------------------------------------------------------------------------------------------------
Gross profit                                           43,098        91.7%          42,053        91.3%             2.5%
-------------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                  19,991        42.5%          19,344        42.0%             3.3%
  Research and development                              9,123        19.4%           8,809        19.1%             3.6%
  General and administration                            4,899        10.4%           4,964        10.8%           (1.3%)
  Amortization of intangibles                           4,390         9.3%           7,487        16.3%          (41.4%)
  In-process research and development expense           1,050         2.2%               -          -             100.0%
-------------------------------------------------------------------------------------------------------------------------
Total expenses                                         39,453        83.9%          40,604        88.1%           (2.8%)
-------------------------------------------------------------------------------------------------------------------------
Income before the undernoted                            3,645         7.8%           1,449         3.1%           151.6%
Interest and other income, net                            513         1.1%             494         1.1%             3.8%
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes                              4,158         8.8%           1,943         4.2%           114.0%
Income tax expense (recovery)                           2,380         5.1%         (2,737)       (5.9%)           187.0%
-------------------------------------------------------------------------------------------------------------------------
Net income                                            $ 1,778         3.8%         $ 4,680        10.2%          (62.0%)
-------------------------------------------------------------------------------------------------------------------------

Basic earnings per share                              $  0.10                      $  0.26                       (61.5%)
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                            $  0.10                      $  0.25                       (60.0%)
-------------------------------------------------------------------------------------------------------------------------


Results of Operations
Sales for the quarter ended March 31, 2003 were $47.0 million, compared to $46.1 million for the same quarter last year. Income before income taxes for the quarter was $4.2 million compared to an income before income taxes of $1.9 million for the comparable quarter last year, representing an increase of $2.3 million. Net income for the latest quarter was $1.8 million compared to a net income of $4.7 million, representing a decrease of $2.9 million over the same quarter last year. Basic earnings per share and diluted earnings per share were $0.10 for the current quarter compared to $0.26 and $0.25, respectively, in the comparable quarter last year.

Sales
The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

The Company derives its revenue from two principal product families:
Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Sales for the current quarter were $47.0 million compared to $46.1 million for the same quarter last year. Sales from the Company's two product families were:


                                             Quarter ended March      Quarter ended      % change
($US millions, unaudited)                        31, 2003             March 31, 2002     from 2002
--------------------------------------------------------------------------------------------------

Hummingbird Connectivity                         $  17.7                  $  19.2            (7.4%)
Hummingbird Enterprise                              29.3                     26.9             8.8%
--------------------------------------------------------------------------------------------------
                                                 $  47.0                  $  46.1             2.1%
--------------------------------------------------------------------------------------------------


Hummingbird Connectivity sales for the current quarter were $17.7 million compared to $19.2 million in the second quarter last year. The current quarter's sales of the Company's Hummingbird Enterprise product family were $29.3 million compared to $26.9 million in the second quarter last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers.

Cost of Sales
Cost of sales fall into three broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; and production costs, including product media, duplication, manuals and packaging. Cost of sales decreased to $3.9 million in the current quarter compared to $4.0 million in the quarter ended March 31, 2002. As a percentage of sales, the current quarter's cost of sales at 8.3% was lower than the 8.7% in the same quarter last year.

Gross Profit
Gross profit increased by 2.5% or $1.0 million to $43.1 million in the current quarter compared to $42.1 million in the same quarter last year. The rise was predominantly due to higher sales in the latest three months. Gross profit was 91.7% of sales in the current quarter, slightly higher than the 91.3% in the comparable quarter last year.

Sales and Marketing Expenses Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions and trade shows. Sales and marketing expenses of $20.0 million were 42.5% of sales in the latest quarter, slightly up compared to $19.3 million or 42.0% of sales for the quarter ended March 31 last year.

Research and Development Expenses
Research and development expenses include personnel and equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous year's comparable quarter. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $9.1 million and marginally up 3.6% from the $8.8 million in the same quarter of last year. Research and development expenses were 19.4% of the current quarter's sales, slightly up from 19.1% of sales in the comparative quarter of the prior year.

General and Administration Expenses
General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses were lower by 1.3% to $4.9 million, from $5.0 million in the comparable quarter last year. As a percentage of sales, they were 10.4% of sales in the current quarter, down from 10.8% in the second quarter of the prior year.

Amortization of Intangibles
Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles decreased to $4.4 million in the current quarter, a reduction of $3.1 million, from $7.5 million in the second quarter of the prior year.

This reduction was principally due to the Company's adoption of the Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, for the current quarter there was no amortization of goodwill included in amortization expense, compared to $2.8 million of goodwill amortization for the same quarter of last year.

During the quarter, in accordance with SFAS No. 142, the Company completed its initial test for the impairment of goodwill and determined that there was no impairment of the recorded goodwill. Such tests will be conducted annually with August 1 chosen as the annual impairment test date.

In-process Research and Development Expense
As a result of the acquisition of Legal Key and Key Automation/Dispro, in-process research and development expenses of $1.1 million were recorded in the current quarter. No in-process research and development expenses were recorded in the second quarter of last year.

Interest and Other Income, Net
Other income is primarily the net amount of interest income and expense. Other income remained unchanged at $0.5 million compared to the second quarter of last year. As a percentage of sales, other income also remained unchanged at 1.1% in both the current quarter and the second quarter of last year.

Income Tax Expense
The Company had a tax expense during the current quarter of $2.4 million on income before taxes of $4.2 million, representing an effective tax rate of 57.2%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would be 38.6%. In the second quarter of 2002, the Company had a tax recovery of $2.7 million, while net income was positive at $1.9 million. The tax recovery in 2002 was primarily due to the recognition of investment income tax credits of $4.8 million which related to previous periods and were recognized at the time based on claims filed during the quarter. The effect of the recognition of investment tax credits was partially offset by non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 39.6%.

Net Income
Net income for the quarter was $1.8 million compared to $4.7 million, representing a decrease of $2.9 million over the same quarter last year.

Basic and Diluted Earnings Per Share
Basic earnings per share for the three months ended March 31, 2003 was $0.10 compared to $0.26 in the corresponding period last year. The earnings per share for the latest period was based on a basic weighted average number of shares of 17,858,000 versus a basic weighted average number of shares of 18,303,000 in the comparable period of the prior year. The decrease in earnings per share was a direct result of the reduced net income in the current period only slightly offset by the lower number of basic weighted average number of shares for the same period.

Diluted earnings per share for the three months ended March 31, 2003 was $0.10 based on a diluted weighted average number of shares of 17,955,000 versus diluted earnings per share of $0.25 based on a diluted weighted average number of shares of 18,526,000 in the comparable period of the previous year.

Acquisitions
On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. (Legal Key). Legal Key, based in New York, New York, was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The Company believes that the acquisition of Legal Key will advance the Company's position in the legal market and furthers its goal of offering an integrated vertical solution tailored to law firms.

The company paid $4.6 million in total consideration for Legal Key. In addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Legal Key during calendar years 2003 and 2004. Any future payments will be accounted for as goodwill.

Intangible assets of $4.8 million were recorded based on the fair value of assets and liabilities acquired. In-process research and development assets of $0.8 million were expensed during the current quarter. Intangibles relating to acquired technology, non-competition agreements and trademarks totaled $3.1 million and will be amortized over a three to six year period. Goodwill of $0.9 million was recorded. This goodwill will not be amortized but instead will be tested annually for impairment.

On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. (Key Automation/Dispro). Key Automation/Dispro, based in the Netherlands, were privately held distributors and integrators of document management solutions. Key Automation/Dispro were already long-standing partners of Hummingbird and the Company believes that this acquisition compliments every aspect of its business and will strengthen the Company's strategy to build higher value solutions around its core products.

The company paid $9.4 million in total consideration for Key
Automation/Dispro. In addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Key Automation/Dispro in calendar years 2003 and 2004. Any future payments will be accounted for as goodwill.

Intangible assets of $9.1 million were recorded based on the fair value of assets and liabilities acquired. In-process research and development assets of $0.2 million were expensed in the current quarter. Intangibles relating to acquired technology and non-competition agreements totaled $3.2 million and will be amortized over a three to six year period. Goodwill of $5.7 million was recorded. This goodwill will not be amortized but instead will be tested annually for impairment.


Six months ended March 31, 2003 compared with six months ended March 31, 2002

The following explanations should be read in conjunction with the above section comparing the three months ended March 31, 2003 to the three months ended March 31, 2002.


                                                         Six months ended               Six months ended         % change
(U.S. dollars in thousands, unaudited)                    March 31, 2003                 March 31, 2002          from fiscal
-------------------------------------------------------------------------------------------------------------        2002
                                                      Actual      % of Sales           Actual      % of Sales     to 2003
                                                     ------------------------        ------------------------    ----------

Sales                                                $  91,097         100%          $ 90,175         100%             1.0%
Cost of sales                                            7,772         8.5%             8,185         9.1%           (5.0%)
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                            83,325        91.5%            81,990        90.9%             1.6%
----------------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                   38,927        42.7%            37,574        41.7%             3.6%
  Research and development                              17,789        19.5%            17,577        19.5%             1.2%
  General and administration                             9,740        10.7%            10,299        11.4%           (5.4%)
  Restructuring and other charges                            -          -               7,324         8.1%         (100.0%)
  Amortization of intangibles                            8,795         9.7%            14,974        16.6%          (41.3%)
  In-process research and development expense            1,050         1.2%                 -          -             100.0%
----------------------------------------------------------------------------------------------------------------------------
Total expenses                                          76,301        83.8%            87,748        97.3%          (13.0%)
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                      7,024         7.7%           (5,758)       (6.4%)           222.0%
Interest and other income, net                           1,031         1.1%             1,118         1.2%             7.8%
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        8,055         8.8%           (4,640)       (5.1%)           273.6%
Income tax expense (recovery)                            4,273         4.7%           (3,594)       (4.0%)           218.9%
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                    $   3,782         4.2%         $ (1,046)       (1.2%)           461.6%
----------------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share                      $    0.21                      $ ( 0.06)                        450.0%
----------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                    $    0.21                      $ ( 0.06)                        450.0%
----------------------------------------------------------------------------------------------------------------------------


Results of Operations
Sales of $91.1 million for the six months ended March 31, 2003 represent a 1.0% increase from $90.2 million for the six months ended March 31, 2002. There was an income before taxes of $8.1 million for the six months ended March 31, 2003, compared to a loss before taxes of $4.6 million in the same period of 2002. Net income for the six months ended March 31, 2003 was $3.8 million, compared to a net loss of $1.0 million in the comparable period of 2002. Basic earnings per share and diluted earnings per share were $0.21 for the current six month period, compared to a basic and diluted loss per share of $0.06 in the same six months of last year.

Sales
Year to date sales for the six month period ended March 31, 2003 were $91.1 million versus $90.2 million for the same period last year. Sales from the Company's two product families were:


                                             Six months ended      Six months ended    % change
($US millions, unaudited)                    March 31, 2003         March 31, 2002     from 2002
-----------------------------------------------------------------------------------------------

Hummingbird Connectivity                         $  36.0               $  37.5          (3.9%)
Hummingbird Enterprise                              55.1                  52.7           4.5%
-----------------------------------------------------------------------------------------------
                                                 $  91.1                $ 90.2           1.0%
-----------------------------------------------------------------------------------------------


For the current six month period Hummingbird Connectivity sales were $36.0 million versus $37.5 million in the previous year. For the latest six month period Hummingbird Enterprise sales were $55.1 million or $2.4 million higher than the $52.7 million recorded last year.

As described earlier, the decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers in the most recent quarter.

Cost of Sales
For the six months ended March 31, 2003, costs of sales decreased by $0.4 million or 5.0% to $7.8 million from $8.2 million in the six months ended March 31, 2002. Cost of sales were 8.5% of sales in the six months ended March 31, 2003 compared to 9.1% in the same period of last year.

Gross Profit
For the latest six month period, gross profit was $83.3 million compared to $82.0 million for the same period in the previous year, representing an increase of $1.3 million. This improvement was due to both higher sales as well as decreased cost of sales during the six months ended March 31, 2003. Gross profit was 91.5% of sales in the current six month period, slightly higher than 90.9% in the comparative six month period.

Sales and Marketing Expenses
Sales and marketing costs of $38.9 million were 42.7% of sales in the six months ended March 31, 2003, compared to $37.6 million or 41.7% of sales in the first six months of the previous year. Sales and marketing expenses were $1.3 million or 3.6% higher in the current six month period versus the comparable period a year ago.

Research and Development Expenses
Research and development expenses in the six months ended March 31, 2003 of $17.8 million have increased by 1.2% from the $17.6 million incurred in the first six months of last year. For the current six month period, research and development expenses remained at 19.5% of sales, unchanged in comparison with the same period of 2002.

General and Administration Expenses
In the six months ended March 31, 2003, general and administration expenses totaled $9.7 million, a decrease of $0.6 million or 5.4% from the $10.3 million incurred in the first six months of last year. General and administrative expenses were 10.7% of sales in the six months ended March 31, 2003, down from 11.4% in the comparable period last year.

Restructuring and Other Charges
In the current six month period no restructuring and other charges were recorded, compared to $7.3 million in the six months ended March 31, 2002.

Amortization of Intangibles
In the six months ended March 31, 2003, amortization of intangibles decreased to $8.8 million compared to $15.0 million in the six months ended March 31, 2002. As mentioned previously, this reduction was principally due to the Company's adoption of the Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, for the current six month period there was no amortization of goodwill included in amortization expense, compared to $5.5 million of goodwill amortization for the same six months of last year.

In-process Research and Development Expense
As a result of the acquisition of Legal Key and Key Automation/Dispro, in-process research and development expenses of $1.1 million were recorded in the current six month period. No in-process research and development expenses were recorded in the comparable six month period last year.

Interest and Other Income, Net
In the six months ended March 31, 2003, other income was marginally lower at $1.0 million compared to $1.1 million in the first six months of last fiscal year.

Income Tax Expense
In the six months ended March 31, 2003, the Company had a tax expense of $4.3 million on income before taxes of $8.1 million, representing an effective tax rate of 53.0%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would be 38.6%. In the prior year six month period, the company had a tax recovery of $3.6 million on a net loss of $4.6 million, representing an effective rate of 77.5%. This high rate of tax recovery was primarily due to the recognition of investment income tax credits of $4.8 million relating to previous periods which were recognized at the time based on claims filed during the quarter, partially offset by non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 39.8%.

Net Income
In the six months ended March 31, 2003, net income was $3.8 million compared to a net loss of $1.0 million in the six months ended March 31, 2002.

Basic and Diluted Earnings (Loss) Per Share
Basic and diluted earnings per share for the six months ended March 31, 2003 was $0.21 compared to a basic and diluted loss per share of $0.06 in the corresponding period of last year. The earnings per share for the latest six month period was based on a basic weighted average number of shares of 18,016,000 and a diluted weighted average number of shares of 18,151,000, whereas, the loss per share in the comparable period of the prior year was based on both a basic and diluted weighted average number of shares of 18,302,000.


Liquidity and Capital Resources

Three months ended March 31, 2003 compared with three months ended March 31,
2002


(U.S. dollars in thousands, unaudited)
---------------------------------------------------------------------------------------------------------------
                                                         Quarter ended March    Percent          Quarter ended
                                                                    31, 2003    Change         March 31, 2002
                                                        -------------------------------------------------------
Working capital                                               $ 111,504           (4.7%)        $ 116,989
Cash and cash equivalents, and short-term investments           110,244            7.2%           102,872
Net cash provided by operating activities                        10,319           (9.9%)           11,456
---------------------------------------------------------------------------------------------------------------


The Company had cash and cash equivalents, and short-term investments of $110.2 million as at March 31, 2003 compared to $102.9 million as at March 31, 2002.

The Company had an operating cash inflow of $10.3 million during the current quarter down from the operating cash inflow of $11.5 million during the second quarter of the prior year.

During the second quarter of the current year, the Company invested $11.9 million, net of cash acquired, for the acquisition of Legal Key and Key Automation/Dispro.

Capital expenditures, net of dispositions, in the current quarter were $1.0 million compared to $0.7 million in the same quarter of the previous year. These expenditures consist primarily of procurement of computer hardware and software, and fixed assets such as leasehold improvements, furniture and office equipment.

In the quarter ended March 31, 2003, $0.1 million of other long-term liabilities were repaid, the same amount as in the comparable period of the prior year.

The Company repurchased and cancelled 375,800 of its own shares at a cost of $6.8 million during the current quarter; there were no shares repurchased in the same quarter of last year. The Company received $0.1 million from employees exercising their stock options in the second quarter of last year while only a nominal amount was received from employee exercised stock options in the current quarter.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the balance of fiscal 2003. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Six months ended March 31, 2003 compared with six months ended
March 31, 2002

In the current six months ended March 31, 2003, the Company increased its operating cash inflow by 72.3% to $16.7 million from $9.7 million in the six months ended March 31, 2002.

Capital expenditures, net of dispositions, increased to $1.8 million from the $1.5 million incurred in the six months ended March 31, 2002.

In the current six month period, $0.1 million of other long-term liabilities were repaid compared with an increase in other long-term liabilities of $0.2 million last fiscal year.

In the six months ended March 31, 2003, the Company repurchased and cancelled 693,600 of its own shares at a cost of $13.2 million. In the same period, the Company received proceeds of $0.9 million from employees exercising their stock options compared to $0.1 million in the first six months of the prior year.

Financial Position

Cash and cash equivalents plus short-term investments decreased as at March 31, 2003 by $9.5 million to $110.2 million compared to a balance of $119.7 million as at the end of the prior fiscal year. The decrease was primarily due to cash used for the acquisitions of Legal Key and Key Automation/Dispro and the repurchase of the Company's shares offset by cash generated from operations during the six month period.

Accounts receivable were $53.6 million relatively unchanged at the end of the current period compared to $52.9 million as at September 30, 2002. Accounts receivable attributable to the newly acquired companies were offset by a decrease in accounts receivable in North America.

Other receivables nearly doubled in value increasing to $4.7 million as at March 31, 2003 from $2.4 million as at the end of the previous fiscal year. The majority of the increase was due to the addition of other receivables for Legal Key and Key Automation/Dispro.

Accounts payable were $9.3 million at the end of March 31, 2003, $2.5 million higher than the period ended September 30, 2002. The increase was mainly due to the inclusion of Legal Key and Key Automation/Dispro in the Company's consolidated results at the end of the current period as well as higher VAT payable in Europe from customer billings.

Deferred revenue was higher as at March 31, 2003 totaling $48.1 million versus $41.8 million as at September 30, 2002, an increase of $6.3 million. The rise was mostly due to increased billing activity for maintenance and support contracts throughout the Company. Revenue for these items is deferred and recognized over the maintenance and support contract period.

Results of Operations In Accordance with Canadian GAAP

Three months ended March 31, 2003 compared with three months ended
March 31, 2002



                                                Quarter ended             Quarter ended                % change
(U.S. dollars in thousands, unaudited)          March 31, 2003            March 31, 2003               from fiscal
--------------------------------------------------------------------------------------------------         2002
                                             Actual     % of Sales        Actual     % of Sales         to 2003
                                            -----------------------      -------------------------     ---------

Sales                                        $ 47,021         100%        $ 46,073         100%             2.1%
Cost of sales                                   3,923         8.3%           4,020         8.7%            (2.4%)
-----------------------------------------------------------------------------------------------------------------
Gross profit                                   43,098        91.7%          42,053        91.3%             2.5%
-----------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                          19,991        42.5%          19,344        42.0%             3.3%
  Research and development                      8,598        18.3%           8,809        19.1%            (2.4%)
  General and administration                    4,899        10.4%           4,964        10.8%            (1.3%)
  Amortization of intangibles                   4,969        10.6%           9,162        19.9%           (45.8%)
  Investment tax credits                            -           -           (6,400)      (13.9%)         (100.0%)
-----------------------------------------------------------------------------------------------------------------
Total expenses                                 38,457        81.8%          35,879        77.9%             7.2%
-----------------------------------------------------------------------------------------------------------------
Income before the undernoted                    4,641         9.9%           6,174        13.4%           (24.8%)
Interest and other income, net                    513         1.1%             494         1.1%             3.8%
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                      5,154        11.0%           6,668        14.5%           (22.7%)
Income tax expense                              2,693         5.7%           2,933         6.4%            (8.2%)
-----------------------------------------------------------------------------------------------------------------
Net income                                    $ 2,461         5.2%        $  3,735         8.1%           (34.1%)
-----------------------------------------------------------------------------------------------------------------

Basic earnings per share                      $  0.14                     $   0.20                        (30.0%)
-----------------------------------------------------------------------------------------------------------------
Diluted earnings per share                    $  0.14                     $   0.20                        (30.0%)
-----------------------------------------------------------------------------------------------------------------


Results of Operations
Sales for the quarter ended March 31, 2003 were $47.0 million, compared to $46.1 million for the same quarter last year. Income before income taxes for the quarter was $5.2 million compared to a $6.7 million for the comparable quarter last year, representing a decrease of $1.5 million. Net income for the latest quarter was $2.5 million compared to a net income of $3.7 million, representing a decrease of $1.2 million over the same quarter last year. Basic earnings per share and diluted earnings per share were $0.14 for the current quarter compared to $0.20 in the comparable quarter last year.

Sales
The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

The Company derives its revenue from two principal product families:
Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Sales for the current quarter were $47.0 million compared to $46.1 million for the same quarter last year. Sales from the Company's two product families were:


($US millions, unaudited)                        Quarter ended         Quarter ended    % change
                                               March 31, 2003         March 31, 2002    from 2002
-------------------------------------------------------------------------------------------------

Hummingbird Connectivity                         $  17.7                    $ 19.2        (7.4%)
Hummingbird Enterprise                              29.3                      26.9         8.8%
------------------------------------------------------------------------------------------------
                                                  $ 47.0                    $ 46.1         2.1%
------------------------------------------------------------------------------------------------


Hummingbird Connectivity sales for the current quarter were $17.7 million compared to $19.2 million in the second quarter last year. The current quarter's sales of the Company's Hummingbird Enterprise product family were $29.3 million compared to $26.9 million in the second quarter last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers.

Cost of Sales
Cost of sales fall into three broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; and production costs, including product media, duplication, manuals and packaging. Cost of sales decreased to $3.9 million in the current quarter compared to $4.0 million in the quarter ended March 31, 2002. As a percentage of sales, the current quarter's cost of sales at 8.3% was lower than the 8.7% in the same quarter last year.

Gross Profit
Gross profit increased by 2.5% or $1.0 million to $43.1 million in the current quarter compared to $42.1 million in the same quarter last year. The rise was predominantly due to higher sales in the latest three months. Gross profit was 91.7% of sales in the current quarter, slightly higher than the 91.3% in the comparable quarter last year.

Sales and Marketing Expenses
Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions and trade shows. Sales and marketing expenses of $20.0 million were 42.5% of sales in the latest quarter, slightly up compared to $19.3 million or 42.0% of sales for the quarter ended March 31 last year.

Research and Development Expenses
Research and development expenses include personnel and equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous year's comparable quarter. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $8.6 million, down by 2.4% from the $8.8 million in the same quarter of last year, principally as a result of the recognition of investment tax credits earned for research and development expenses incurred in the current quarter. Research and development expenses were 18.3% of the current quarter's sales, down from 19.1% of sales in the comparative quarter of the prior year.

Investment Tax Credits
In the prior year quarter, investment tax credits of $6.4 million relating to previous periods were recognized based on claims filed during that quarter. In the current quarter, the amount recognized in this regard was nil. As stated above, investment tax credits in the current fiscal year were shown as a reduction in research and development expense.

General and Administration Expenses
General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses were lower by 1.3% to $4.9 million, from $5.0 million in the comparable quarter last year. As a percentage of sales, they were 10.4% of sales in the current quarter, down from 10.8% in the second quarter of the prior year.

Amortization of Intangibles
Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles decreased to $5.0 million in the current quarter, a reduction of $4.2 million, from $9.2 million in the second quarter of the prior year.

This reduction was principally due to the Company's adoption of the new Canadian accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after January 1, 2002. The CICA Handbook Section 3062 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, for the current quarter there was no amortization of goodwill in amortization expense, compared to $2.5 million of goodwill amortization for the same quarter of last year.

During the quarter, in accordance with CICA Handbook Section 3062, the Company completed its one time transitional test for the impairment of goodwill and determined that there was no impairment of the recorded goodwill. Such tests will be conducted annually with August 1 chosen as the annual impairment test date.

Interest and Other Income, Net
Other income is primarily the net amount of interest income and expense. Other income remained unchanged at $0.5 million compared to the second quarter of last year. As a percentage of sales, other income also remained unchanged at 1.1% in the both the current quarter and the second quarter of last year.

Income Tax Expense
The Company had a tax expense during the current quarter of $2.7 million on income before taxes of $5.2 million, representing an effective tax rate of 52.3%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles for income tax purposes. Excluding this impact, the effective rate would have been 38.6%. In the second quarter of 2002, the Company had a tax expense of $2.9 million on net income of $6.7 million representing an effective rate of 44.0%. In the prior year quarter, the Company recognized investment income tax credits which related to previous periods and were recognized at the time based on claims filed during the quarter. This resulted in a reduction in expenses of $6.4 million and an increase in income tax expense of $1.6 million. The effect of the recognition of investment tax credits was partially offset by non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 39.6%.

Net Income
Net income for the quarter was $2.5 million compared to $3.7 million, representing a decrease of $1.2 million over the same quarter last year.

Basic and Diluted Earnings Per Share
Basic earnings per share for the three months ended March 31, 2003 was $0.14 compared to $0.20 in the corresponding period last year. The earnings per share for the latest period was based on a basic weighted average number of shares of 17,858,000 versus a basic weighted average number of shares of 18,303,000 in the comparable period of the prior year. The decrease in earnings per share was a direct result of the reduced net income in the current period only slightly offset by the lower number of basic weighted average number of shares for the same period.

Diluted earnings per share for the three months ended March 31, 2003 was also $0.14 based on a diluted weighted average number of shares of 17,955,000 versus diluted earnings per share of $0.20 based on a diluted weighted average number of shares of 18,526,000 in the comparable period of the previous year.

Acquisitions
On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. (Legal Key). Legal Key, based in New York, New York, was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The Company believes that the acquisition of Legal Key will advance the Company's position in the legal market and furthers its goal of offering an integrated vertical solution tailored to law firms.

The company paid $4.6 million in total consideration for Legal Key. In addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Legal Key during calendar years 2003 and 2004. Any future payments will be accounted for as goodwill.

Intangible assets of $5.1 million were recorded based on the fair value of assets and liabilities acquired. Intangibles relating to acquired technology, in-process research and development, non-competition agreements and trademarks totaled $3.9 million and will be amortized over a three to six year period. Goodwill of $1.2 million was recorded. This goodwill will not be amortized but instead will be tested annually for impairment.

On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. (Key Automation/Dispro). Key Automation/Dispro, based in the Netherlands, were privately held distributors and integrators of document management solutions. Key Automation/Dispro were already long-standing partners of Hummingbird and the Company believes that this acquisition compliments every aspect of its business and will strengthen the Company's strategy to build higher value solutions around its core products.

The company paid $9.4 million in total consideration for Key
Automation/Dispro. In addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Key Automation/Dispro in calendar years 2003 and 2004. Any future payments will be accounted for as goodwill.

Intangible assets of $9.2 million were recorded based on the fair value of assets and liabilities acquired. Intangibles relating to acquired technology, in-process research and development and non-competition agreements totaled $3.4 million and will be amortized over a three to six year period. Goodwill of $5.8 million was recorded. This goodwill will not be amortized but instead will be tested annually for impairment.


Six months ended March 31, 2003 compared with six months ended March 31, 2002

The following explanations should be read in conjunction with the above section comparing the three months ended March 31, 2003 to the three months ended March 31, 2002.


                                             Six months ended              Six months ended             % change
(U.S. dollars in thousands, unaudited)        March 31, 2003                March 31, 2002              from fiscal
-------------------------------------------------------------------------------------------------       to 2002
                                              Actual       % of Sales       Actual     % of Sales          2003
                                            -------------------------   --------------------------     -----------

Sales                                         $ 91,097         100%        $ 90,175         100%            1.0%
Cost of sales                                    7,772         8.5%           8,185         9.1%           (5.0%)
-----------------------------------------------------------------------------------------------------------------
Gross profit                                    83,325        91.5%          81,990        90.9%            1.6%
-----------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                           38,927        42.7%          37,574        41.7%            3.6%
  Research and development                      16,739        18.4%          17,577        19.5%           (4.8%)
  Investment tax credits                             -           -           (6,400)       (7.1%)         100.0%)
  General and administration                     9,740        10.7%          10,299        11.4%           (5.4%)
  Restructuring and other charges                    -           -            7,324         8.1%         (100.0%)
  Amortization of intangibles                   11,324        12.4%          18,324        20.3%          (38.2%)
-----------------------------------------------------------------------------------------------------------------
Total expenses                                  76,730        84.2%          84,698        93.9%           (9.4%)
-----------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted              6,595         7.2%          (2,708)       (3.0%)         343.5%
Interest and other income, net                   1,031         1.1%           1,118         1.2%            7.8%
-----------------------------------------------------------------------------------------------------------------
ncome (loss) before income taxes                 7,626         8.4%          (1,590)       (1.8%)         579.6%
Income tax expense                               4,386         4.8%           1,231         1.4%          256.3%
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                              $ 3,240         3.6%        $ (2,821)       (3.1%)         214.9%
-----------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share                $  0.18                     $ ( 0.15)                      220.0%
-----------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share              $  0.18                     $ ( 0.15)                      220.0%
-----------------------------------------------------------------------------------------------------------------


Results of Operations
Sales of $91.1 million for the six months ended March 31, 2003 represent a 1.0% increase from $90.2 million for the six months ended March 31, 2002. There was an income before taxes of $7.6 million for the six months ended March 31, 2003, compared to a loss before taxes of $1.6 million in the same period of 2002. Net income for the six months ended March 31, 2003 was $3.2 million, compared to a net loss of $2.8 million in the comparable period of 2002. Basic earnings per share and diluted earnings per share were $0.18 for the current six month period, compared to a basic and diluted loss per share of $0.15 in the same six months of last year.

Sales
Year to date sales for the six month period ended March 31, 2003 were $91.1 million versus $90.2 million for the same period last year. Sales from the Company's two product families were:


                                           Six months ended March      Six months ended    % change
($US millions, unaudited)                         31, 2003              March 31, 2002    from 2002
----------------------------------------------------------------------------------------------------

Hummingbird Connectivity                       $  36.0                   $ 37.5            (3.9%)
Hummingbird Enterprise                            55.1                     52.7             4.5%
----------------------------------------------------------------------------------------------------
                                               $  91.1                   $ 90.2             1.0%
----------------------------------------------------------------------------------------------------


For the current six month period Hummingbird Connectivity sales were $36.0 million versus $37.5 million in the previous year. For the latest six month period Hummingbird Enterprise sales were $55.1 million or $2.4 million higher than the $52.7 million recorded last year.

As described earlier, the decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers in the most recent quarter.

Cost of Sales
For the six months ended March 31, 2003, costs of sales decreased by $0.4 million or 5.0% to $7.8 million from $8.2 million in the six months ended March 31, 2002. Cost of sales were 8.5% of sales in the six months ended March 31, 2003 compared to 9.1% in the same period of last year.

Gross Profit
For the latest six month period, gross profit was $83.3 million compared to $82.0 million for the same period in the previous year, representing an increase of $1.3 million. This improvement was due to both higher sales as well as decreased cost of sales during the six months ended March 31, 2003. Gross profit was 91.5% of sales in the current six month period, slightly higher than 90.9% in the comparative six month period.

Sales and Marketing Expenses
Sales and marketing costs of $38.9 million were 42.7% of sales in the six months ended March 31, 2003, compared to $37.6 million or 41.7% of sales in the first six months of the previous year. Sales and marketing expenses were $1.3 million or 3.6% higher in the current six month period versus the comparable period a year ago.

Research and Development Expenses
Research and development expenses in the six months ended March 31, 2003 of $16.7 million have decreased by 4.8% from the $17.6 million incurred in the first six months of last year again due to the recognition of investment tax credits earned for research and development expenses in the current period. For the current six month period, research and development expenses were 18.4% of sales, compared to 19.5% of sales in the comparable period of 2002.

Investment Tax Credits
In the first six months of last year, investment tax credits of $6.4 million relating to previous periods were recognized based on claims filed during the six month period. In the latest six month period, the amount recognized in this regard was nil. As stated above, investment tax credits in the current fiscal year were shown as a reduction in research and development expense.

General and Administration Expenses
In the six months ended March 31, 2003, general and administration expenses totaled $9.7 million, a decrease of $0.6 million or 5.4% from the $10.3 million incurred in the first six months of last year. General and administrative expenses were 10.7% of sales in the six months ended March 31, 2003, down from 11.4% in the comparable period last year.

Restructuring and Other Charges
In the current six month period no restructuring and other charges were recorded, compared to $7.3 million in the six months ended March 31, 2002.

Amortization of Intangibles
In the six months ended March 31, 2003, amortization of intangibles increased to $11.3 million compared to $18.3 million in the six months ended March 31, 2002. As mentioned previously, this reduction was principally due to the Company's adoption of the new Canadian accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after January 1, 2002. The CICA Handbook Section 3062 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, for the current six month period there was no amortization of goodwill in amortization expense, compared to $4.9 million of goodwill amortization for the same six months of last year.

Interest and Other Income, Net
In the six months ended March 31, 2003, other income was $1.0 million compared to $1.1 million in the first six months of last fiscal year.

Income Tax Expense
In the six months ended March 31, 2003, the Company had a tax expense of $4.4 million on income before taxes of $7.6 million, representing an effective tax rate of 57.5%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.6%. In the six months ended March 31, 2002, the company had a tax expense of $1.2 million while the statement of income reflected a net loss of $1.6 million. In this period, the Company recognized investment income tax credits which related to previous periods and were recognized at the time based on claims filed during the six month period, resulting in a reduction of expenses of $6.4 million and an increase in income tax expense of $1.6 million. The effect of the recognition of investment tax credits was partially offset by the non-deductibility of the amortization of intangibles arising largely from acquisitions which resulted in taxable income. Excluding these impacts, the effective tax rate would have been 39.8%.

Net Income
For the six months ended March 31, 2003 net income was $3.2 million, compared to a net loss of $2.8 million for the six months ended March 31, 2002.

Basic and Diluted Earnings (Loss) Per Share
Basic and diluted earnings per share for the six months ended March 31, 2003 was $0.18 compared to a basic and diluted loss per share of $0.15 in the corresponding period of last year. The earnings per share for the latest six month period was based on a basic weighted average number of shares of 18,016,000 and a diluted weighted average number of shares of 18,151,000, whereas, the loss per share in the comparable period of the prior year was based on both a basic and diluted weighted average number of shares of 18,302,000.

Liquidity and Capital Resources

Three months ended March 31, 2003 compared with three months ended March 31,
2002


(U.S. dollars in thousands, unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                      Quarter ended March   Percent Change     Quarter ended March
                                                                 31, 2003                                 31, 2002
-------------------------------------------------------------------------------------------------------------------
Working capital                                                 $ 111,504         (4.7%)             $ 116,989
Cash and cash equivalents, and short-term investments             110,244          7.2%                 102,872
Net cash provided by operating activities                          10,319         (9.9%)                 11,456
-------------------------------------------------------------------------------------------------------------------


The Company had cash and cash equivalents, and short-term investments of $110.2 million as at March 31, 2003 compared to $102.9 million as at March 31, 2002.

The Company had an operating cash inflow of $10.3 million during the current quarter down from the operating cash inflow of $11.5 million during the second quarter of the prior year.

During the second quarter of the current year, the Company invested $11.9 million, net of cash acquired, for the acquisition of Legal Key and Key Automation/Dispro.

Capital expenditures, net of dispositions, in the current quarter were $1.0 million compared to $0.7 million in the same quarter of the previous year. These expenditures consist primarily of procurement of computer hardware and software, and fixed assets such as leasehold improvements, furniture and office equipment.

In the quarter ended March 31, 2003, $0.1 million of other long-term liabilities were repaid, the same amount as in the comparable period of the prior year.

The Company repurchased and cancelled 375,800 of its own shares at a cost of $6.8 million during the current quarter; there were no shares repurchased in the same quarter of last year. The Company received $0.1 million from employees exercising their stock options in the second quarter of last year while only a nominal amount was received from employee exercised stock options in the current quarter.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the balance of fiscal 2003. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Six months ended March 31, 2003 compared with six months ended
March 31, 2002

In the current six months ended March 31, 2003, the Company increased its operating cash inflow by 72.3% to $16.7 million from $9.7 million in the six months ended March 31, 2002.

Capital expenditures, net of dispositions, increased to $1.8 million from the $1.5 million incurred in the six months ended March 31, 2002.

In the current six month period, $0.1 million of other long-term liabilities were repaid compared with an increase in other long-term liabilities of $0.2 million last fiscal year.

In the six months ended March 31, 2003, the Company repurchased and cancelled 693,600 of its own shares at a cost of $13.2 million. In the same period, the Company received proceeds of $0.9 million from employees exercising their stock options compared to $0.1 million in the first six months of the prior year.

Financial Position

Cash and cash equivalents plus short-term investments decreased as at March 31, 2003 by $9.5 million to $110.2 million compared to a balance of $119.7 million as at the end of the prior fiscal year. The decrease was primarily due to cash used for the acquisitions of Legal Key and Key Automation/Dispro and the repurchase of the Company's shares offset by cash generated from operations during the six month period.

Accounts receivable were $53.6 million relatively unchanged at the end of the current period compared to $52.9 million as at September 30, 2002. Accounts receivable attributable to the newly acquired companies were offset by a decrease in accounts receivable in North America.

Other receivables nearly doubled in value increasing to $4.7 million as at March 31, 2003 from $2.4 million as at the end of the previous fiscal year. The majority of the increase was due to the addition of other receivables for Legal Key and Key Automation/Dispro.

Accounts payable were $9.3 million at the end of March 31, 2003, $2.5 million higher than the period ended September 30, 2002. The increase was mainly due to the inclusion of Legal Key and Key Automation/Dispro in the Company's consolidated results at the end of the current period as well as higher VAT payable in Europe from customer billings.

Deferred revenue was higher as at March 31, 2003 totaling $48.1 million versus $41.8 million as at September 30, 2002, an increase of $6.3 million. The rise was mostly due to increased billing activity for maintenance and support contracts throughout the Company. Revenue for these items is deferred and recognized over the maintenance and support contract period.

OUTLOOK, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

o    identifying underserved segments of the market;

o    developing products that solve a prevalent business problem;

o communicating the value proposition of its products to the appropriate audience;

o    effectively combining direct and partner-influenced distribution; and

o    ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown
Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast the current and future quarter's revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition
The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments
The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management of Growth and Integration of Acquisitions
Over the past several years, the Company has experienced substantial growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price
The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter.

Foreign Currency Risk
The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk
Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 40% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business segment. On the other hand, the Company is a pioneer in the Hummingbird Enterprise family of products market, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

The Company also operates in many regions where Severe Acute Respiratory Syndrome (SARS) is prevalent. To date the impact of this problem on the Company's results has been insignificant. However, should the current outbreak worsen or continue for an extended period of time, there could be a negative impact on the Company's future results.

Potential Fluctuations in Quarterly Operating Results
The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights
The Company operates in an international environment with approximately 41% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance
The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

New Accounting Pronouncements
In January 2002, the Canadian Institute of Chartered Accountants issued Accounting Recommendation 3870, "Stock-based Compensation and Other Stock-based Payments" which is effective for fiscal years beginning on or after January 1, 2002. The Company has implemented this recommendation in the current fiscal year and there is no material impact its results.

The Company follows the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after January 1, 2002, and the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Section 3062 and SFAS No. 142 require that the carrying value of goodwill be evaluated annually for impairment, disallows the amortization of goodwill, and requires that a two-step process for testing the impairment of goodwill be performed. The Company has implemented these recommendations in the current fiscal year and the results are discussed under the respective Canadian and US GAAP sections, under the caption of Amortization of Intangibles.

[Hummingbird logo]


                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------


           Hummingbird Reports Successful Second Quarter Fiscal 2003
                     Sales $47 million; Adjusted EPS $0.33

Toronto - April 24, 2003 -- Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the second quarter ended March 31, 2003. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

-------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                             U.S. GAAP
(millions of U.S dollars except share data)

                                               Three Months Ended        Six Months Ended
                                                     March 31               March 31
                                               2003        2002         2003         2002
                                               ----        ----         ----         ----

Sales                                          47.0        46.1         91.1          90.2

Net Income (Loss)                               1.8         4.7          3.8         (1.0)

Diluted Earnings (Loss) Per Share              0.10        0.25         0.21        (0.06)

Diluted Number of Shares (millions)            18.0        18.5         18.2          18.3

Adjusted Net Income (Note)                      5.9         5.7         11.0          10.6

Adjusted Diluted Earnings Per Share            0.33        0.31         0.61          0.58

Adjusted Diluted Number of Shares (millions)   18.0        18.5         18.2          18.5

Note:    Adjusted Net Income comprises Net Income (Loss) excluding
         amortization of intangibles, restructuring and other charges, in-process research and development expense, and for fiscal 2002 previously unrecognized investment tax credits, all net of related taxes.
--------------------------------------------------------------------------------------------

"I am very happy with the results of the second quarter," said Fred Sorkin, Hummingbird Chairman and CEO. "Our strategy continues to focus on maximizing revenue from our installed base of customers and to strengthen our market leadership in our core markets."

"During the quarter, we have taken steps to consolidate our market leadership within the legal and government segments through the LegalKEY and Dispro/Key Automation acquisitions. These acquisitions augment our capabilities and enable us to deliver value added revenue from these important markets," continued Sorkin.

"We are confident that the investments we are making are providing the foundation for sustained and accelerated growth." added Fred Sorkin.

The Company has made significant advancements in its overall product positioning for Hummingbird Enterprise. The recently published Gartner Magic Quadrant for Smart Enterprise Suite recognizes Hummingbird as a Visionary and acknowledges that "Hummingbird has, for some time offered a broad range of capabilities representative of Smart Enterprise Suite."

The Company's positioning anticipated the convergence of knowledge enabling technologies resulting in first mover advantage in the emerging Smart Enterprise Suite market. These investments are designed to deliver lower cost of total ownership for enterprise content management solutions. As an integral element of its positioning, the Company continues to see accelerated demand for integrated records management applications. The Company was first to market with a fully integrated document and records management product. At the recently held AIIM Conference the Company was awarded with the prestigious 2003 AIIM Best of Show award for the category of records management.

The Company's successes in the quarter included sales of Hummingbird Enterprise(TM) suite to major organizations such as US Air Force, Avaya, Inco, State of Minnesota Attorney General, Inter-American Development Bank, Gucci, Gianni Origoni, Piaggio, France Television, Ciba, Metropolitan Life Insurance.

Sales for the quarter ended March 31, 2003 were $47.0 million representing a 2.1% increase from the quarter ended March 31, 2002 and sequential increase of 6.7% over the first quarter ended December 31, 2002.

Adjusted net income in the current quarter increased to $5.9 million from $5.7 million in the second quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.33 compared to $0.31 for the corresponding period last year.

Expenses for the current quarter, excluding amortization of intangibles and in-process research and development expense, increased to $34.0 million compared to $33.1 million for the second quarter of the previous fiscal year.

The second quarter of fiscal 2003 reported a net income of $1.8 million compared to a net income of $4.7 million for the second quarter of last year. This change is largely due to recording previously unrecognized investment tax credits in the second quarter of the prior year. The diluted earnings per share of $0.10 in the current quarter compares to a diluted earnings per share of $0.25 for the second quarter of last year.

Sales for the six months ended March 31, 2003 were $91.1 million, an increase of 1.0% over the previous year. Expenses, excluding amortization of intangibles, in-process research and development expense, and restructuring and other charges, increased by 1.5% to $66.5 million for the first six months of fiscal 2003 compared to the prior year. Net income for the current six month period was $3.8 million for diluted earnings per share of $0.21, compared to a net loss of $1.0 million and diluted loss per share of $0.06 last year.

Adjusted net income for the current six months was $11.0 million compared to $10.6 million for the six months ended March 31, 2002. Adjusted diluted earnings per share for the current six months, based on adjusted net income, was $0.61 compared to $0.58 for the prior year.

Total assets as at March 31, 2003 were $352.1 million, compared to $348.8 million as at December 31, 2002. The Company's cash position, including short-term investments, was $110.2 million as at March 31, 2003 after the acquisitions of LegalKEY and Dispro/Key Automation and the repurchase of 375,800 shares of the Company at a cost of $6.8 million during the quarter. Cash flow from operations for the current quarter was $10.3 million. The deferred revenue was significantly higher at $48.1 million, up from $43.2 million as at December 31, 2002.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $2.5 million and diluted earnings per share of $0.14 for the quarter ended March 31, 2003, compared to a net income of $3.7 million and diluted earnings per share of $0.20 for the same period last year. For the current six month period, the Company reported net income of $3.2 million and diluted earnings per share of $0.18, compared to a net loss of $2.8 million and diluted loss per share of $0.15 for the first six months of fiscal 2002.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1400 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.




Hummingbird Contacts:
Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Corporate Communications Manager
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                           Fax: 416-496-2207
                                            michele.stevenson@hummingbird.com
                                            ---------------------------------

                                                                    Document 2

[HUMMINGBIRD LOGO OMITTED]


             HENNIGAN, BENNETT & DORMAN SIMPLIFIES EMAIL DISCOVERY
                      WITH HUMMINGBIRD ENTERPRISE(TM)5.0

Toronto - May 5, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that Los Angeles-based law firm, Hennigan, Bennett & Dorman LLP, has successfully deployed Hummingbird Enterprise(TM), a secure, integrated software solution, to identify, track and import e-mails and attachments in a powerful, searchable database. The advanced document and content management technology of Hummingbird Enterprise facilitates the capture, manipulation and distribution of document-based knowledge embedded in client e-mails, providing the attorneys with critical information in a fast and cost-effective manner.

"The law firm regularly handles large, multi-purpose lawsuits, such as governmental bankruptcies or institutional shareholder fraud cases, and our legal teams are required to sift through thousands of electronic messages for potential evidence," said Jim Bergman, director of technology, Hennigan, Bennett & Dorman LLP. "We needed to find a way to filter all that information down so our attorneys could find the documents and information they needed, quickly and efficiently."

After evaluating service bureaus that scan e-mails and some proprietary electronic-document importing software, Hummingbird Enterprise was identified as the best solution for the firm. "With Hummingbird Enterprise, we can process e-mails in half the time and at a small fraction of the cost compared to outsourcing the work to a service bureau," Bergman says.

The enterprise-ready, scalable platform in Hummingbird Enterprise is built to handle millions of e-mails. Using the advanced search capabilities, attorneys can run powerful electronic searches, combining simultaneous searches against content indexes, providing a quick and easy way to find the documents they need. Once the emails are in the firm's system, the attorneys can easily locate and tag them electronically and select only those messages that are important to a case.

"The Hummingbird document management technology has simplified the business processes at Hennigan, Bennett & Dorman, minimizing the time attorneys spend looking for relevant electronic information," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "The implementation of Hummingbird Enterprise has enhanced the high quality of service and value Hennigan, Bennet & Dorman LLP delivers to its clients."

About Hennigan, Bennett & Dorman
Hennigan, Bennett & Dorman LLP ("HBD") is dedicated to delivering innovative and practical legal solutions to a wide range of commercial disputes of extraordinary size and complexity. We are a firm of approximately forty highly-credentialed and experienced lawyers who effectively resolve the most difficult business problems by integrating unparalleled skill in complex commercial litigation, bankruptcy and reorganization matters, and intellectual property disputes. The firm and its principals have achieved extraordinary success for its clients in these three practices areas.

The combined capabilities and efficiencies of our practices were highlighted in our representation of Orange County, California. HBD served as lead reorganization counsel in connection with the largest municipal bankruptcy in the history of the United States, involving the restructuring of more than $10 billion in indebtedness and other claims. We were also lead litigation counsel in 15 resulting lawsuits filed against Merrill Lynch, numerous other broker dealers, structured note issuers, and professionals retained by the County prior to the bankruptcy, including attorneys, accountants, and financial advisors. Ultimately, HBD's advocacy enabled the County to recover more than $871 million.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management solution (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                               Michele Stevenson
Chief Financial Officer                    Corporate Communications Manager
Hummingbird Ltd.                           Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                          Fax: 416-496-2207
                                           michele.stevenson@hummingbird.com

                                                                    Document 3

[HUMMINGBIRD LOGO OMITTED]


                    NORTHERN COLORADO WATER AGENCY LETS THE
           INFORMATION FLOW WITH HUMMINGBIRD ENTERPRISE(TM) FOR ESRI

        Agency maximizes GIS investment with new Hummingbird solution, increasing staff efficiencies and improving service to residents

Toronto - May 13, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that the Northern Colorado Water Conservancy District (NCWCD), a public agency that provides water for agricultural, municipal, domestic and industrial uses in northeastern Colorado, has successfully deployed Hummingbird Enterprise(TM) for ESRI, an integrated solution with ESRI's ArcIMS(TM) software. The new Hummingbird solution links records and documents to the agency's geographical information system (GIS) allowing employees to link, access and manage geographic data records from a web-based mapping interface, improving service to residents.

The District staff, including Engineers, Right of Way specialists, Records Management, Operations and Maintenance crews and office support, produces and manages a large number of electronic documents, such as legal contracts, financial records, engineering documents and correspondence. With Hummingbird Enterprise for ESRI, employees can locate records and documents in the document management system concerning a specific facility, for example, engineering documents for a canal project or a right of way agreement for a parcel of land, and then display corresponding maps by clicking on a web-based geographic feature. Documents can be referenced to projects through text-based searches as well as GIS searches.

"Prior to deploying Hummingbird Enterprise for ESRI, the geographic data associated with information in the GIS was manually stored in filing systems. Employees as well as residents and other members of the public found it difficult, if not impossible, to access records that corresponded with information in the GIS," said Tom Friar, head director, electrical & electronic services, NCWCD. "We needed document management software that included imaging, optical character recognition, records management, security and version control, and would integrate with our existing ArcIMS software, our web-based GIS."

NCWCD selected Colorado-based system integration companies, 5280 Solutions and Farragut Systems, Inc., to integrate the new solution, connecting the Hummingbird document management technologies with ESRI's ArcIMS. 5280 Solutions led the system integration effort by implementing the Hummingbird technologies and an enhanced document capture functionality along with providing the training and ongoing support of the delivered solution. Farragut developed the integration software, the core component of the Hummingbird Enterprise for ESRI solution, which ties NCWCD's document management software with their GIS.

"Hummingbird Enterprise for ESRI has simplified how NCWCD manages, publishes and shares information, improving the quality of service they deliver to their residents," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "With Hummingbird Enterprise for ESRI, Hummingbird has delivered a powerful integrated solution with ESRI's ArcIMS software that has increased operating efficiencies and provided bottom-line benefits."

Created in 1937, NCWCD was established to build and operate the Colorado-Big Thompson Project (CBT). Water is transported through a seven-county service area comprising 1.5 million acres in Boulder, Larimer, Weld, Broomfield, Morgan, Logan, Washington and Sedgwick counties. Today, the NCWCD is responsible for developing, conserving and managing water resources in a variety of water projects across northeastern Colorado.

To learn more about Hummingbird Enterprise(TM) for ESRI, please visit the Hummingbird website at:
http://hummingbird.com/collateral/ds/hum_enterprise_esri.html

                                  About ESRI

For more than 30 years, ESRI has been the leading developer of GIS software with more than 300,000 clients worldwide. ESRI software is used in all 200 of the largest cities in the United States and in more than 60 percent of counties and municipalities nationwide. Headquartered in California, ESRI has regional offices throughout the United States, international distributors in more than 90 countries, and more than 1,400 business partners. ESRI's goal is to develop comprehensive tools that enable users to efficiently manage, use, and serve geographic information to make a difference in the world around them. ESRI also provides consulting, implementation, and technical support services. ESRI can be found on the Web at www.esri.com.

About Farragut
Farragut Systems, Inc., () has been providing industry-leading GIS and System Integration solutions to government agencies and private corporations since 1993. supports the entire GIS life cycle, from requirements analysis and implementation planning, through database design and implementation, application development and deployment, and user training. For additional information, visit the Farragut website at: www.farragut.com

About 5280 Solutions
and business processes http://www.5280solutions.com

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com


Hummingbird Contacts:

Inder Duggal                             Michele Stevenson
Chief Financial Officer                  Corporate Communications Manager
Hummingbird Ltd.                         Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205              Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                        Fax: 416-496-2207
                                         michele.stevenson@hummingbird.com

                                                                    Document 4

[HUMMINGBIRD LOGO OMITTED]

                   HUMMINGBIRD WINS BEST SOLUTIONS AWARD AT
               GOVERNMENT TECHNOLOGY CONFERENCE (GTC) WEST 2003

    Hummingbird Enterprise(TM) for ESRI recognized for significant benefits to customer Northern Colorado Water Conservancy District

Toronto - May 14, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management solutions (EIMS), was honored today with a Best Solutions Award from the Government Technology Conference (GTC) West 2003. Hummingbird received the award for the Hummingbird Enterprise(TM) for ESRI solution deployed at the Northern Colorado Water Conservancy District (NCWCD). The GTC's Best Solutions Awards recognize customized government solutions that have resulted in significant benefits such as reduced costs and increased efficiencies.

The NCWCD is a public agency that provides water for agricultural, municipal, domestic and industrial uses in northeastern Colorado. The District staff, including Engineers, Right of Way specialists and Operations and Maintenance crews, produces and manages a large number of electronic documents concerning specific facilities. Hummingbird Enterprise for ESRI, an integrated solution with ESRI's ArcIMS(TM) software, links the geographic data through a web-based mapping interface, by connecting the document management technologies of Hummingbird Enterprise(TM), with NCWCD's geographic information system (GIS), ArcIMS. Documents can be referenced to projects through text-based searches as well as GIS searches enabling employees to access and manage geographic data records easily and efficiently, improving service to residents.

"We are honored to receive this prestigious award from the GTC acknowledging the measurable benefits our new Hummingbird solution has delivered to the NCWCD," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "By linking business-critical documents to its geographic information, through one web interface, the NCWCD has extended the value of its GIS investment, increased productivity and improved business operations across the agency."

Integration companies, 5280 Solutions and Farragut Systems, Inc., installed the Hummingbird solution at NCWCD, connecting the Hummingbird document management technologies with ESRI's ArcIMS. 5280 Solutions led the system integration effort. Farragut Systems developed the integration software, which ties NCWCD's document management software with its GIS.

Hummingbird will be demonstrating its award winning solution, Hummingbird Enterprise for ESRI, at GTC West 2003 in Booth #422, May 14th - 16th, at the Sacramento Convention Center. For more information, visit http://www.govtech.net/gtc/?pg=misc&confid=76&id=69

About GTC
The Government Technology Conference (GTC) is the largest and most respected technology conference for state and local government. Designed by Government-for-Government, GTC delivers a cutting-edge educational program addressing the most important policy, management and technology issues facing government today. GTC provides an unbiased forum for government professionals and the IT industry to openly discuss and develop solutions for the public sector.

About Hummingbird Enterprise(TM) for ESRI
Hummingbird Enterprise(TM) for ESRI, an integrated solution with ESRI's ArcIMS(TM) software, offers a web-based mapping interface for document and records management and queries by linking ESRI's ArcIMS software and Hummingbird DM(TM), an integral component of Hummingbird Enterprise(TM). Hummingbird Enterprise for ESRI is applicable across a broad range of industries including government, utilities, education, oil and gas, military and telecommunications. All geographic-based, business-critical information can immediately be linked through one web interface, not only to data, but also to a wide range of documents, such as photographs, engineering drawings, field notes and digitized audio and video.

To learn more about Hummingbird Enterprise for ESRI, please visit the Hummingbird website at: http://www.hummingbird.com/solutions/business/gis.html


                                  About ESRI

For more than 30 years, ESRI has been the leading developer of GIS software with more than 300,000 clients worldwide. ESRI software is used in all 200 of the largest cities in the United States and in more than 60 percent of counties and municipalities nationwide. Headquartered in California, ESRI has regional offices throughout the United States, international distributors in more than 90 countries, and more than 1,400 business partners. ESRI's goal is to develop comprehensive tools that enable users to efficiently manage, use, and serve geographic information to make a difference in the world around them. ESRI also provides consulting, implementation, and technical support services. ESRI can be found on the Web at www.esri.com.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1,300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            michele.stevenson@hummingbird.com

                                                                    Document 5

[HUMMINGBIRD LOGO OMITTED]

              HUMMINGBIRD ANNOUNCES EXECUTIVE WEB SEMINAR SERIES:
                     GENERATING REVENUE WITH AN ENTERPRISE
                     INFORMATION MANAGEMENT SYSTEM (EIMS)

                 Web seminar series is a valuable resource to
              enterprises seeking to consolidate vendor solutions

Toronto - May 27, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that it will host an Executive Web Seminar Series focused on helping organizations maximize the value of its intellectual assets. The eight-part series will feature key Hummingbird executives who will discuss the critical issues and emerging trends in EIMS and how Hummingbird has successfully addressed these trends with Hummingbird Enterprise(TM), a proven suite of integrated information and content management products designed to refine business processes across the extended enterprise.

The complimentary, one-hour online events, running throughout the summer, will include the following scheduled topics:

June 3....................Hummingbird: An SES Visionary - What Does This Mean?
                          (Featuring Mark Gilbert, Gartner, Inc.)
June 10 & July 22.........Business Value of Lifecycle Information Management
                          Technologies
June 17...................Evolution of Enterprise Content Management Solutions
                          Towards an EIMS
July 8....................E-Mail: Retention, Compliance - What are the Risks
                          and Considerations?
July 15...................How does Portal Technology fit into an EIMS Strategy?
July 29...................Risk Mitigation and Statutory Compliance - What
                          is Involved?
August 26.................How Knowledge Management Capabilities Enhance the
                          Value of an EIMS Strategy

Kicking off the series on June 3rd, guest presenter, Mark Gilbert, vice president and research director, Gartner, Inc., will discuss the current trends and future prospects for a new category called the Smart Enterprise Suite (SES), an integrated portfolio of products including portal, collaborative and content management functionalities. Mr. Gilbert will outline what enterprises should look for in a best-of-breed or single-vendor solution. Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd., will elaborate on Hummingbird's positioning as a single-vendor solution for the SES.

The Hummingbird Executive Web Seminar Series will address the key challenges CEOs, CFOs, CIOs, line of business managers and IT administrators face in developing effective IT strategies to improve access to knowledge assets and increase employee productivity and overall competitiveness. As a pioneer in the EIMS space, Hummingbird is committed to delivering unsurpassed value to organizations by offering an integrated portfolio of information access and management products.

The complimentary, one-hour online events will start at 2:00 p.m. EST and include a short question and answer period at the end of each session.

Please visit: http://wwww.hummingbird.com/mailers/eims_webseminar.html to register for the seminars. Or to register by e-mail: webseminar@hummingbird.com.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Hummingbird Contacts

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax: 416-496-2207
                                             michele.stevenson@hummingbird.com

                                                                    Document 6

[HUMMINGBIRD LOGO OMITTED]

           AKIN GUMP STRAUSS HAUER & FELD LLP PURCHASES HUMMINGBIRD ENTERPRISE(TM) 5 TO ADVANCE KNOWLEDGE, DOCUMENT AND EMAIL MANAGEMENT

Toronto - May 29, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that Akin Gump Strauss Hauer & Feld LLP, one of the world's largest law firms, has purchased Hummingbird Enterprise(TM) 5 for its fully integrated document and knowledge management, e-mail management, collaboration, portal and business intelligence solutions. Hummingbird Enterprise will provide Akin Gump with a matter-centric solution that will enable the attorneys to leverage the firm's intellectual assets and collective expertise by publishing, managing and sharing content and information amongst practice areas and with clients, further enhancing the efficiency and effectiveness of the firm's professionals.

Akin Gump Strauss Hauer & Feld is a global law firm with 16 locations worldwide. With Hummingbird Enterprise, attorneys and clients will have seamless access to all content and knowledge assets from a highly secure, centralized workspace, increasing productivity and improving client relationships. Akin Gump will also use Hummingbird Enterprise to establish a new e-mail management system for the firm. Users will be able to profile and store e-mails inside the document management system, allowing attorneys and staff to easily locate and manage information, including attached documents incorporated within e-mails.

"Given the size and scope of our law firm, and nearly 2,500 internal and external users, Hummingbird Enterprise proved to be the best document and content management system for our needs," said Bradley S. Christmas, CIO, Akin Gump Strauss Hauer & Feld LLP. "The Hummingbird implementation will provide a powerful document management architecture that we intend to use as the foundation for our knowledge management systems."

The highly scalable and robust solution is capable of storing millions of documents in a centralized, consolidated repository. Network usage is optimized and local caching increases performance. The powerful knowledge management capabilities will allow users to conduct simple as well as complex searches on both text and profile of any content and across libraries, while simultaneously searching all types of information sources, such as web sites, e-mail messages and attachments, and databases. The system accepts multiple taxonomies, either through multi-profiling or automatic classification.

"In today's economy, law firms have high expectations for their IT investments. As a result, more and more firms are migrating from their existing document management systems to the Hummingbird Enterprise solution, which offers much more than document management," said Fabrizio Mignini, senior vice president sales, Hummingbird Ltd. "Akin Gump joins the long list of large law firms that are choosing to work with Hummingbird, an innovative, profitable and reliable vendor that will continue to be in business for many years and will ensure that the customer's investments in Hummingbird solutions are protected and maximized over a long and extended life."

About Akin Gump Strauss Hauer & Feld LLP
Founded in 1945, Akin Gump Strauss Hauer & Feld LLP, a leading international law firm, numbers nearly 1,000 lawyers and professionals with offices in Albany, Austin, Brussels, Chicago, Dallas, Denver, Houston, London, Los Angeles, Moscow, New York, Northern Virginia, Philadelphia, Riverside, Riyadh (affiliate), San Antonio and Washington. The firm has a diversified practice and represents regional, national and international clients in a wide range of areas, including antitrust; banking and financial institutions; capital markets; communications; corporate and securities; employee benefits; energy, land use and environment; entertainment; estate planning, wealth transfer and probate; financial restructuring; government contracts; health; insurance; intellectual property; international; investment management; labor and employment; litigation; mergers and acquisitions; privatization; project development and finance; public law and policy; real estate and finance; taxation; and technology. For additional information, please visit the firm's Web site at: http://www.akingump.com.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Corporate Communications Manager
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                           Fax: 416-496-2207
                                            michele.stevenson@hummingbird.com

                                  SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          Hummingbird Ltd.
                                               -------------------------------
                                                            (Registrant)


Date:    June 2, 2003                          By: /s/ Inder P.S. Duggal
         ---------------------                     ---------------------------
                                                              (Signature)
                                                   Inder P.S. Duggal
                                                   Chief Financial Officer and
                                                   Chief Controller